SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	Commencement of the Tender Offer for I-Net Corp. by OFI 01, Inc., a Subsidiary of ORIX Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 2, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Commencement of the Tender Offer for I-NET Corp. by OFI • 01 Corporation, a Subsidiary of ORIX Corporation

TOKYO, Japan – October 2, 2025 – ORIX Corporation (“ORIX”) hereby announces that its subsidiary, OFI • 01 Corporation (the “Offeror”), will commence a tender offer (the “Tender Offer”) for the common shares issued by I-NET Corp. (“I-NET”).

The Offeror will conduct the Tender Offer with the objective of supporting the enhancement of I-NET’s corporate value by acquiring all of the common shares of I-NET listed on the Tokyo Stock Exchange (excluding treasury shares held by I-NET) and making I-NET a wholly owned subsidiary (the “Transaction”).

In connection with the implementation of the Tender Offer, the Offeror has entered into agreements with Ms. Reiko Tamano, the 6th-largest shareholder of I-NET (Ownership Ratio: 3.14%), and N and I Co., Ltd, the 9th-largest shareholder of I-NET (Ownership Ratio: 2.08%) (collectively, the “Tendering Shareholders”), pursuant to which the Tendering Shareholders have agreed to tender all of the I-NET shares they hold (Ownership Ratio in aggregate: 5.22%) in the Tender Offer. [Orchid: To be reflected in the final Tender Offer Registration Statement.]

According to the press release titled “Notice Regarding Statement of Opinion in Support of the Commencement of the Tender Offer and Recommendation to Tender Shares for the Company’s Shares, Etc. by OFI • 01 Corporation,” announced today by I-NET, I-NET resolved at its board of directors meeting held on the same day to express its opinion in support of the Tender Offer and to recommend that its shareholders tender their shares in the Tender Offer.

Established in 1971, I-NET originated in contracted calculation services for service stations (gas stations) and has been spanning businesses in three areas: (i) Information Processing Services (including cloud/outsourced computing and BPO), (ii) System Development Services (finance, distribution, energy, space, etc.), and (iii) Sales of System Equipment ancillary to the foregoing, with centering on its own data center business that entered in 1998. I-NET was listed on the Second Section of the Tokyo Stock Exchange in September 1997, designated as a First Section in March 2006, and—following the restructuring of the Tokyo Stock Exchange’s market segments—has been listed on the Prime Market.

ORIX, under its long-term growth strategy “ORIX Group Growth Strategy 2035”*1, has defined three strategic investment areas to realize sustainable growth. As one of these areas, it has been strengthening investments in new growth industries such as AI infrastructure, digital transformation (DX), and space-related businesses. In its domestic private equity investment activities, ORIX has positioned the IT and information services sector as one of its focus area, having invested in APRESIA Systems, Ltd., its wholly owned subsidiary HC Networks, Ltd.*2, and Informatix Inc.*3 in 2020, and in LINES Co., Ltd.*4 in 2024.

Through this Transaction, ORIX aims to combine I-NET’s deep expertise in data centers, cloud services, DX and space-related businesses with the ORIX Group’s business know-how, operating platform, and business network to further enhance I-NET’s corporate value.

ORIX will continue to support the growth of companies and industries with a stable business foundation and highly distinctive services, by leveraging its experience and expertise in private equity investments and other areas.

*1	ORIX Group Website: ORIX Group Growth Strategy 2035
*2	ORIX Acquires Network Equipment Manufacturer APRESIA Systems (November 2, 2020)
*3	ORIX Invests in Informatix, a Developer of Geographic Information Systems (December 29, 2020)
*4	ORIX Invests in Educational Software Development and Sales Company, LINES (October 1, 2024)

∎	Overview of the Tender Offer
(1)	Overview of the Offeror
	Name:	OFI • 01 Corporation
	Representative:	Representative Director Seiichi Miyake
	Address:	2-4-1, Hamamatsucho, Minato-ku, Tokyo
	Capital:	JPY 50,000 (as of October 1, 2025)
	Business Description:	Management of subsidiaries

(2)	Overview of the Target Company
	Name:	I-NET Corp.
	Representative:	Representative Director and Executive President Tomomichi Saeki
	Address:	13F YOKOHAMA SYMPHOSTAGE West Tower, 5-1-2 Minato Mirai, Nishi-ku, Yokohama, Kanagawa
	Date of Establishment:	April 22, 1971
	Capital:	JPY 3,203,992,000 (as of March 31, 2025)
	Business Description:	Information Processing Services; System Development Services; System Equipment Sales
	Website:	https://www.inet.co.jp/english/

(3)	Type of Share Certificates to be Purchased
Common shares

(4)	Tender Offer Period
From Friday, October 3, 2025, to Monday, November 17, 2025 (30 business days)

(5)	Tender Offer Price
JPY 2,530 per one common share

(6)	Number of Share Certificates to be Purchased
	a) Number of shares to be purchased:	15,257,622 shares
	b) Minimum number of shares to be purchased:	10,171,800 shares (ownership ratio: 66.67%)
	c) Maximum number of shares to be purchased:	N/A

(7)	Total Purchase Price
JPY 38,601 million

(8)	Tender Offer Agent
SBI SECURITIES Co., Ltd.

*

For further details regarding the Tender Offer, please refer to the separate document titled “Notice Regarding Commencement of Tender Offer for Shares of I-NET Corp. (Securities Code: 9600)” dated today and issued by OFI • 01 Corporation.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

October 2, 2025

To whom it may concern

Company Name	OFI • 01 Corporation

Name of Representative	Representative Director,

Seiichi Miyake

Notice Regarding Commencement of Tender Offer for Shares of I-NET Corp.(Securities Code: 9600)

OFI • 01 Corporation (the “Offeror”) hereby announces today that it has decided to acquire the common shares of I-NET Corp. (listed on the Prime Market of Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”), Securities Code: 9600; the “Target Company”) (the “Target Company Shares”) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “Act”).

1.	Purpose of the Tender Offer

(1)	Overview of the Tender Offer

The Offeror is a stock company incorporated on August 8, 2025 for the primary purpose of acquiring and owning all of the Target Company Shares through the Tender Offer. All of the issued shares of the Offeror are owned by OPI2002 Investment Partnership, whose partners are ORIX Corporation (“ORIX”) and its subsidiary ORIX Principal Investment Corporation (“ORIX Principal Investment”), and by OPI Association (Note 1). As of today, none of the Offeror, OPI2002 Investment Partnership, OPI Association, ORIX Principal Investment, or ORIX (collectively, the “Offeror Group”) owns any Target Company Shares.

As of today, the Target Company Shares are listed on the Prime Market of the Tokyo Stock Exchange. The Offeror has decided to conduct the Tender Offer as part of a series of transactions (the “Transaction”) to acquire all of the Target Company Shares (excluding treasury shares held by the Target Company) and make the Target Company a wholly owned subsidiary of the Offeror.

In connection with the Tender Offer, as of today, the Offeror entered into a tender offer agreement with Ms. Reiko Tamano (Number of shares held: 478,999, Ownership ratio (Note 2): 3.14%) the 6th-largest shareholder of the Target Company (“Ms. Tamano”) (Note 3) and a tender offer agreement with N and I Co., Ltd (Number of shares held:316,778, Ownership ratio : 2.08%), the 9th-largest shareholder of the Target Company (collectively with Ms. Tamano “Prospective Tendering Shareholders”) (collectively, the “Tender Offer Agreements”).

For further details regarding the Tender Offer Agreements, please refer to “(6) Matters concerning Material Agreements relating to the Tender Offer” below.

(Note 1)

OPI Association was incorporated on September 1, 2015, for the purpose of making business investments and providing management consulting services. The representative director of OPI Association is Seiichi Miyake, who serves as a Managing Executive Officer of ORIX.

(Note 2)

“Ownership ratio” refers to the percentage of shares held against 15,257,622 shares, which is the figure obtained by deducting the number of treasury shares held by the Target Company as of June 30, 2025 (217,902 shares) from the issued shares of the Target Company as of the same date (15,475,524 shares), each as stated in the “Briefing on Financial Results for the First Quarter of the Fiscal Year Ending March 2026 Japanese GAAP (Consolidated)” (the “Target Company’s Q1 Financial Results Briefing”) announced by the Target Company as of July 31, 2025. Ownership ratios are rounded to the nearest second decimal place. The same applies to all ownership ratios stated below.

(Note 3)

Ms. Tamano has pledged 130,000 shares (Ownership ratio : 0.85%) out of the 478,999 shares of the Target Company she holds (such pledged shares, the “Pledged Shares”) to The Bank of Yokohama, Ltd. as collateral (the “Collateral”) to secure a loan claim held by The Bank of Yokohama, Ltd. against Ms. Tamano. Under the Tender Offer Agreements. Ms. Tamano shall make her best efforts to have the Collateral released with respect to the Pledged Shares and tender such shares in the Tender Offer.

In the Tender Offer, the Offeror has set the minimum number of shares to be purchased at 10,171,800 shares (ownership ratio: 66.67%). If the total number of Shares, tendered in the Tender Offer (the “Tendered Shares”) is less than the minimum number of shares to be purchased (10,171,800 shares), the Offeror will not purchase any of the Tendered Shares. On the other hand, as stated above, the purpose of the Tender Offer is to acquire all of the Target Company Shares (excluding treasury shares held by the Target Company) and make the Target Company a wholly owned subsidiary of the Offeror. Therefore, no maximum number of shares to be purchased has been set, and if the total number of Tendered Shares is equal to or greater than the minimum number of shares to be purchased (10,171,800 shares), the Offeror will purchase all of the Tendered Shares. It should be noted that the minimum number of shares to be purchased has been calculated by multiplying two-thirds of the voting rights (152,576) corresponding to the number of shares (15,257,622 shares) obtained by deducting the number of treasury shares of the Target Company as of June 30, 2025 (217,902 shares) from the number of issued shares of the Target Company as of the same date (15,475,524 shares), as stated in the Target Company’s Q1 Financial Results Briefing (resulting in 101,718 voting rights, rounded up to the nearest whole number), by the number of shares per unit (100 shares), resulting in 10,171,800 shares.

The reason for setting such minimum number of shares to be purchased is that the Offeror aims, through the Tender Offer, to make itself the sole shareholder of the Target Company. If, however, the Offeror is unable to acquire all of the Target Company Shares (excluding treasury shares held by the Target Company) in the Tender Offer, then, following the consummation of the Tender Offer, the Offeror intends to implement, as described in “(4) Policy for Organizational Restructuring after the Tender Offer (Matters relating to the “Two-Step Acquisition”)”, a series of procedures (the “Squeeze-Out Procedures”) to make the Target Company its wholly owned subsidiary. Since a share consolidation to be conducted as part of the Squeeze-Out Procedures requires a special resolution at a shareholders’ meeting pursuant to Article 309, Paragraph 2 of the Companies Act of Japan (Act No. 86 of 2005, as amended; the “Companies Act”), the minimum number of shares to be purchased has been set to ensure that the Offeror alone will be able to satisfy such requirement and thereby reliably carry out the Squeeze-Out Procedures.

The Offeror may also implement an absorption-type merger with the Target Company (the “Merger”) following the completion of the Squeeze-Out Procedures. However, as of today, the details have not been determined including whether the Merger will be carried out, when it would be implemented, or whether the surviving company in the Merger would be the Offeror or the Target Company.

If the Tender Offer is successfully completed, the Offeror plans to receive a capital contribution from OPI2002 Investment Partners, and to obtain a loan from financial institutions. The Offeror intends to use these funds to pay for the settlement of the Tender Offer.

According to the press release titled “Notice concerning Opinion in Favor of the Tender Offer for the Shares of the Company by OFI • 01 Corporation and Recommendation to Tender Shares” (the “Target Company Press Release”) announced by the Target Company as of today, the Target Company resolved at its board of directors meeting held on the same day to express its opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer. The resolution of the board of directors was made on the premise that the Offeror intends to make the Target Company its wholly owned subsidiary through the Tender Offer and the subsequent procedures, and that the Target Company Shares are expected to be delisted.

For further details regarding the decision-making process of the Target Company’s board of directors, please refer to the Target Company Press Release and “④ Unanimous Approval by All of the Non-Interested Directors of the Target Company, Including the Audit and Supervisory Committee Members” of “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest” below.

(2)	Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer

The background, purpose and decision-making process that led the Offeror to decide to conduct the Tender Offer are as follows. Please note that the descriptions related to the Target Company below are based on information publicly disclosed by the Target Company, the Target Company Press Release, and explanations received from the Target Company.

① Background, Purpose and Decision-Making Process Leading to the Offeror’s Decision to Conduct the Tender Offer

Offeror Group was established in 1964 and has grown from our roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, Offeror Group is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft Leasing requires deep expertise in both financing and managing physical assets. As a financier, Offeror Group has expanded into lending, investment, life insurance, banking and asset management. As a manager of physical assets, Offeror Group has broadened into autos, ships, aircraft, real estate and the environment and energy businesses. Since expanding outside of Japan in 1971, Offeror Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. Offeror Corporation is listed on the Tokyo Stock Exchange and the New York Stock Exchange. Offeror Group unites globally around its corporate purpose: “Finding Paths. Making Impact.”, combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

The Investment and Operation Business of Offeror Group is mainly its private equity investment business investing in domestic companies. Since 2012, it has executed 32 investment projects, and as of September 2025, it has investments in 18 portfolio companies. In 2025, Offeror Group established its long-term growth strategy, the “ORIX Group Growth Strategy 2035.” Based on its corporate purpose and leveraging its two business models—“Alternative Investment & Operations” and “Business Solutions”—which are its strengths, Offeror Group is engaged in corporate activities aimed at sustainable growth in three strategic investment areas: “PATHWAYS,” “GROWTH,” and “IMPACT.” One of these, “PATHWAYS,” focuses on future-oriented and new growth industries. These include investing in businesses and technologies that support building the infrastructure for the rapidly expanding IT domain, AI infrastructure businesses that create innovative businesses using new technologies, as well as in the digital transformation (DX), and BPaaS (Business Process as a Service, a cloud service that outsources specific business processes to external companies for the purposes of improving efficiency, reducing costs, and addressing labor shortages). Examples include new mobility services, and space-related businesses including satellites.

Meanwhile, the Target Company was established in April 1971 in Yokohama, Kanagawa Prefecture, as Fuji Consult Co, Ltd., whose principal business was streamlining office work at service stations (gas stations), and in April 1991 it merged with Japan Computer Development Co., Ltd. and changed its trade name to I-NET Corp. Following that, the Target Company registered its shares in the over-the-counter market of the Japan Securities Dealers Association in April 1995, it was listed on the Second Section of the Tokyo Stock Exchange in September 1997, it was designated as a First Section of the Tokyo Stock Exchange in March 2006, and, as a result of the restructuring of the market segments of the Tokyo Stock Exchange in April 2022, it transitioned to the Prime Market of the Tokyo Stock Exchange.

The Target Company Group (meaning the Target Company, its subsidiaries, and its affiliates, hereinafter the same) consists of the Target Company, four subsidiaries (three consolidated subsidiaries and one non-consolidated subsidiary), and two affiliates, and under the management policy of “becoming an excellent company that makes sustainable growth possible,” it provides its customers with optimal services required in the era of digital transformation (DX) safely and by a one stop service, thereby developing a unique business that cannot be easily imitated by other companies as “Operations and BPO by I-NET.”

The Target Company Group provides an optimal combination of “information processing services” and “system development services” centered on its own in-house data centers, offering a wide range of services including DX solutions, data centers and cloud services, contract calculation, settlement processing, printing and mailing services, BPO (business process outsourcing) (Note1), system development, embedded control systems, and platform development, operations, and monitoring. The Target Company Group’s businesses consist of three service categories: “information processing services,” “system development services,” and “system equipment sales” incidental thereto, as described in detail below.

(Note 1)	Business process outsourcing (BPO) refers to outsourcing of part of a company’s own business processes to external professional companies.

(i) Information Processing Services

The information processing services constitute a business that utilizes data centers operated by the Target Company Group. This is also the Target Company Group’s core business, which began with contracted calculation services for service stations as its founding business, and it consists of “data center and cloud services,” “contract calculation services,” and “printing, mailing, and BPO services.”

(ii) System Development Services

The system development services constitute a contracted business for the development and operation of software and hardware. This business primarily undertakes work such as software development in fields including finance, distribution, energy, and space.

(iii) Sales of System Equipment

This business mainly engages in the sale of equipment incidental to information processing services and system development services.

In the information service industry to which the Target Company Group belongs, demand for business efficiency systems aimed at addressing labor shortages and improving operational efficiency among companies have continued. In addition, the advancement of cloud migration for existing systems and software with the theme of DX, as well as the growing use of AI (artificial intelligence) and the expansion of IoT throughout society, have led to an increasing trend in system-related investments and an expansion of the market. Under these circumstances, the Target Company Group is working together to expand the business operations of the entire group.

Meanwhile, with respect to data centers, which serve as the core of the information processing infrastructure, there has continued to be a high utilization status at approximately 90% against a backdrop of rising demand, creating a situation in which it is necessary to increase capacity. For the Target Company’s further development in the future by responding to the diversification of customer needs arising from rapid market changes, it is essential to continue to invest in new facilities and services, particularly the construction of a third data center. In addition, it is also essential to strengthen the ability to address increases in costs and expenses due to rising energy and license costs and increasing depreciation costs, as well as to secure and train personnel who will be responsible for carrying forward the businesses of the Target Company Group. To address these challenges and further enhance its corporate value, in information processing services, the Target Company is focusing on expanding services through strengthened collaboration with SaaS providers, distributors, and partner companies, as well as on enhancing both the quality and volume of operations by increasing facilities and operating them efficiently. In system development services, the Target Company has formulated business strategies such as strengthening the development and sale of its own services, working to secure and train highly skilled personnel, and improving productivity through diversification and optimization of human resources.

Offeror Group and the Target Company have built a relationship of trust since March 1, 2012, when ORIX Bank Corporation (“ORIX Bank”), a financial subsidiary that plays a central role in the Banking and Credit segment of Offeror Group, introduced the Target Company’s systems, and thereafter through continuous system improvements and the expansion of transactions including BPO. The Target Company’s development capabilities, system quality, and solution capabilities are highly evaluated within Offeror Group and have a distinguished presence. Under the Offeror Group’s long-term vision described above, ORIX’s Investment and Operation Headquarters has continued to research and consider promising investment opportunities in the IT and information services sector, focusing on the sector’s growth potential and changes in the market environment. In that context, on May 24, 2024, ORIX took interest in the high growth potential of the Target Company, which has established strengths including one-stop services centered on its proprietary data centers, a stable customer base, abundant engineers in the data center, cloud, and DX domains, and know-how in the space business. In late March 2025, ORIX made a proposal to the Target Company regarding discussions on a capital alliance including a potential privatization (take-private) of the Target Company, and on April 8, 2025, made an initial approach regarding such transaction, thereby commencing discussions regarding an investment in the Target Company. In the course of its discussions with the Target Company, ORIX became convinced that the strengths and growth potential of the Target Company in areas of high significance to the growth of Japanese companies as a whole could be realized not merely through collaboration as business partners, but by establishing a capital relationship and leveraging the resources and know-how of ORIX Group to enhance the Target Company’s corporate value; accordingly, as of April 15, 2025, Offeror began to consider acquiring shares of the Target Company. Thereafter, on May 1, 2025, ORIX held an initial exchange of views with the Target Company regarding a potential capital alliance including the privatization of the Target Company.

To formalize the consideration of the Transaction, on May 30, 2025, ORIX submitted a letter of intent to the Target Company. Thereafter, on June 30, 2025, appointing M&A Capital Partners Co., Ltd. (“MACP”) as its financial advisor, ORIX conducted business, financial/tax, and legal due diligence (the “Due Diligence”) of the Target Company from late June 2025 through late August 2025. In parallel, on August 31, 2025, in order to further advance the consideration of the Transaction and to obtain advice through an analysis of the shareholders of the Target Company, ORIX has appointed SBI Securities Inc. (“SBI Securities”) as its financial advisor, in addition to MACP, which had already been appointed as a financial advisor, and further studied specific initiatives to create business synergies with the Target Company and the management policies after making the Target Company a wholly owned subsidiary, as described in “③ Management Policy Following the Tender Offer” below. As a result of these considerations, ORIX concluded that the Transaction would enable the realization of the synergies described below between the Target Company and the Offeror group.

I.	Differentiation and Advancement of the Data Center Business and Strengthening of DX/Cloud Services

One of the synergies expected in the collaboration between ORIX and the Target Company is the differentiation and advancement of the data center business and the strengthening of DX/cloud services. According to the Target Company, its existing data centers have maintained a high utilization rate of over 90% due to strong customer demand, and in order to further expand its business going forward, it is necessary to expand capacity and advance services.

After the consummation of the Transaction, ORIX intends, while deepening its understanding of the Target Company’s long-standing data center management capabilities and newly required capabilities, to support the Target Company’s further growth by combining Offeror Group’s resources and functions to assist in expanding data center capacity and taking on new services.

For example, through collaboration with ORIX Real Estate Corporation, the core company of Offeror Group’s real estate business which engages in real estate investment and development, real estate asset management, housing-related businesses, and facility operations, ORIX aims to utilize the networks cultivated over many years in the real estate business to support the identification, acquisition, and development of land for data centers. In addition, ORIX seeks to strengthen collaboration with a view to future off-balance sheet treatment through private funds, as well as risk-diversified business development through joint ventures.

Cooperation between the two companies is also expected to have significant effects in the area of environmental initiatives. According to the “Financial Results Briefing Materials for the Fiscal Year Ending March 2025” of the Target Company, it aims to make 50% of the electricity used in its data centers renewable energy by fiscal year 2030, and to achieve carbon neutrality by fiscal year 2040. As of the end of June 2025, Offeror Group owns 4.7GW of renewable energy generation capacity worldwide. Offeror Group possesses know-how in operating a diverse range of renewable energy businesses in Japan and overseas, including solar, wind, and geothermal power generation, and by leveraging this strength, it is possible to collaborate in expanding the use of renewable energy and realizing environmentally friendly data centers.

Further, ORIX Rentec Corporation (“ORIX Rentec”), the core company of Offeror Group responsible for rental and leasing of electronic measuring instruments and ICT equipment, has been providing GPU cloud services in collaboration with Cloud4C Services Pte. Ltd, a Singapore-based company that supports the establishment of corporate IT infrastructure environments necessary for AI operations for more than 4,000 companies in 30 countries worldwide, in order to respond to the surging demand for GPUs (Note 2) accompanying the advancement of generative AI. Given that social implementation of GPU utilization is expected to further progress, collaboration between ORIX Rentec and the Target Company is expected to facilitate promotion of adaptation to advanced technologies, training of engineers, and the development of new services.

(Note 2)

GPU (Graphics Processing Unit) is a processor originally designed for high-speed image and video processing with an architecture specialized for parallel computation. At present, leveraging these characteristics, it is used as an indispensable computing infrastructure in fields such as generative AI, which require simultaneous processing of vast amounts of data.

II.	Strengthening and Expansion of the Space Business

In recent years, as indicated in the Basic Policy of the Space Strategy Fund (decided on April 26, 2024, revised on March 26, 2025), the government has been strongly supporting the entry of private companies into space businesses through the Space Strategy Fund and other measures, and the space-related market is expected to expand rapidly, with anticipated demand such as for space environment testing services from space ventures and large companies newly entering the space industry.

Since the 1970s, the Target Company has accumulated extensive expertise, know-how, a wealth of engineers, and a distinguished presence through the provision of one-stop services from the development and manufacture of artificial satellites to their operation. The Target Company is expected not only to contribute to the expansion of the aforementioned space market but also to reap substantial benefits from it.

ORIX Rentec is currently providing operational support services for space environment testing facilities externally and believes it may be able to support the operational aspects of the Target Company’s space environment testing business. ORIX Rentec can also provide leasing and rental services for numerous specialized equipment related to space environment testing, such as measuring instruments and thermal vacuum testing device (Note 3), and is expected to be able to collaborate with the Target Company to level out investment amounts in connection with its future investments in the space environment business.

(Note 3)

A thermal vacuum testing device refers to equipment that reproduces the space environment by creating a vacuum state and generating rapid temperature changes in order to measure the durability, functionality, and performance of parts used in space, such as artificial satellites. This enables verification on the ground, in advance, of operational reliability and durability in space.

III.	Strengthening of Sales and Organization

As of July 1, 2024, ORIX had a total of 59 sales offices across Japan and a broad customer base ranging from small and medium-sized enterprises to large corporations. Through networks with financial institutions and consulting firms, ORIX can approach a wide range of layers from management to front-line divisions, and therefore is expected to strongly support the Target Company in developing customers, expanding sales channels, and cultivating partners.

For example, ORIX Rentec possesses approximately 40,000 types and 3.7 million units of rental equipment, and provides rental services offering measuring instruments, drones, 3D printers, and other items to major domestic manufacturers, social infrastructure companies, telecommunications carriers, and system integrators. It also provides ICT-related services such as asset management support services and GPU cloud services. By leveraging this network, ORIX is expected to be able to support the expansion of the Target Company’s customer base and the cultivation of partner companies.

In addition, since March 1, 2012, when the Target Company began providing services such as system development and maintenance to ORIX Bank, it has had a long-standing relationship with the bank centering on systems. Across Offeror Group as a whole, there are considered to be diverse needs and business opportunities ranging from the promotion of DX initiatives to planning, development, implementation, maintenance, and operation in the upstream phases of system development, such as requirements definition and basic design. For example, with respect to generative AI, which the Target Company seeks to strengthen going forward, it is considered possible to collaborate in the utilization of AI in DX/system development and BPO domains as part of Offeror Group’s initiatives in generative AI.

On the organizational front, if there are functions lacking in the Target Company’s medium- to long-term growth strategy, ORIX can support external recruitment of talented personnel to advance the strategy as described below. Regarding the securing of necessary human resources and headcount for growth, it is expected that ORIX can provide multifaceted support, including structuring of recruitment processes, channel strategy/design, and optimization of operations, by utilizing know-how from existing IT portfolio companies and within Offeror Group. Retention of the personnel carefully nurtured by the Target Company is also considered to be a critical perspective, and ORIX aims to provide support, as necessary, for enhancement of human resources systems, including treatment, training, and welfare benefits based on competitors and market trends, as well as career development and human resource development, including clarification of career paths and education and skill enhancement.

IV.	Promotion of M&A/Roll-Up (Note 4)

In order to create further added value and realize business growth for the Target Company over the medium to long term, utilizing alliances including M&A to incorporate external capabilities is considered to be an effective means to achieve discontinuous growth.

ORIX has a history of expanding its business domains by advancing from its original leasing business into adjacent fields and actively utilizing M&A. As a result, the company now operates a diversified portfolio of businesses, including corporate financial services, industrial/ICT equipment, environment and energy, automobile-related services, real estate, investment and concessions, banking, and life insurance. In December 1999, it established the Investment Banking Headquarters (now the Investment and Operation Headquarters) in order to promote M&A as a new business and has since accumulated further expertise and know-how.

For the Target Company’s medium- to long-term growth, ORIX is expected to be able to provide a series of support, from searching for, providing, considering, and proposing optimal and valuable roll-up/M&A opportunities, to conducting due diligence, executing investments, and implementing PMI (Note 5) after investments. By leveraging Offeror Group’s financial strength, brand strength, customer base, and broad networks with M&A advisors and financial institutions, it is expected that the execution of larger-scale M&A transactions or multiple transactions, which would be difficult for the Target Company to achieve on its own, will become possible.

In promoting the above, it is expected that powerful support will be provided by the participation of personnel who can promote and implement each process together with the Target Company after sufficient discussion of M&A policies and the like, thereby supporting inorganic growth with the Target Company at its core.

As for ORIX, we believe that, through the Transaction, we can realize the various synergies described in I. to IV. above. On the other hand, as a result of the completion of the Transaction, the Target Company will be privatized, but the benefits obtained from being a publicly listed company, such as brand recognition, social credibility, the ability to attract excellent talent, and the diversification of raising funds through equity financing can be maintained by leveraging brand recognition, social credibility, financial strength, and capital strength which ORIX has as a company listed on the Prime Market of Tokyo Stock Exchange, and that no dis-synergies will arise as a result of the Transaction.

After the completion of the Due Diligence on the Target Company conducted from the end of June 2025 to late August 2025, ORIX engaged in negotiations with the Target Company and the special committee established by the Target Company (the “Special Committee”) regarding the significance and purpose of the Transaction, the business policies after the Transaction, the synergies arising from the Transaction, and various terms and conditions of the Transaction, including the purchase price per share of the Target Company’s stock in the Tender Offer (the “Tender Offer Price”).

Specifically, ORIX comprehensively considered the market price trends of the Target Company’s share, the Target Company’s financial condition and business results, the results of the Due Diligence, ORIX’s investment profitability analysis, and other various factors. On the assumption that no year-end dividend will be paid for the fiscal year ending March 2026, on September 4, 2025, ORIX proposed a Tender Offer Price of JPY 2,330 per share to the Target Company (representing a premium of 34.22% (rounded to two decimal places; the same applies for calculations of premium rates hereinafter) over the closing price of JPY 1,736 on the Prime Market of Tokyo Stock Exchange on September 3, 2025, which is the previous Business Day before the proposal, a premium of 26.91% over the simple average closing price of JPY 1,836 for the one-month period up to that date (rounded to the nearest whole number; hereinafter the same in the calculation of simple average closing prices), a premium of 24.73% over the simple average closing price of JPY 1,868 for the three-month period up to that date, and a premium of 24.07% over the simple average closing price of JPY 1,878 for the six-month period up to that date). In response, on September 9, 2025, ORIX received from the Target Company a request for a reconsideration of the Tender Offer Price on the grounds that, based on the opinion of the Special Committee, the Tender Offer Price significantly deviated from the price level assumed by the Target Company in expressing its opinion in support of the Tender Offer and recommending that shareholders tender their shares. Subsequently, on September 12, 2025, ORIX proposed to the Target Company a Tender Offer Price of JPY 2,430 (representing a premium of 37.83% over JPY 1,787, the closing price of the Target Company Shares on the Prime Market of the Tokyo Stock Exchange on September 11, 2025, the business day immediately preceding the proposal date, a premium of 35.98% over the simple average closing price of JPY 1,787 for the one-month period up to that date, a premium of 30.86% over the simple average closing price of JPY 1,857 for the three-month period up to that date, and a premium of 30.29% over the simple average closing price of JPY 1,865 for the six-month period up to that date). However, on September 18, 2025, ORIX again received from the Target Company a request for a reconsideration of the Tender Offer Price, on the grounds that, based on the opinion of the Special Committee, the proposed price level did not reach the level assumed by the Target Company in expressing its opinion in support of the Tender Offer and recommending that shareholders tender their shares. Following that, on September 19, 2025, the Orix proposed to the Target Company a Tender Offer Price of JPY 2,470 (representing a premium of 43.11% over the closing price of the Target Company Shares of JPY 1,726 on the Prime Market of the Tokyo Stock Exchange on September 18, 2025, the business day immediately preceding the date of the proposal, a premium of 40.18% over the simple average closing price of JPY 1,762 for the one-month period up to that date, a premium of 33.59% over the simple average closing price of JPY 1,849 for the three-month period up to that date, and a premium of 33.37% over the simple average closing price of JPY 1,852 for the six-month period up to that date). In response, on September 22, 2025, taking into account the opinion of the Special Committee, the Target Company requested ORIX to reconsider the Tender Offer Price, stating that it had not reached the price level envisaged by the Target Company and the Special Committee in expressing support for the Tender Offer and recommending that the shareholders tender their shares in the Tender Offer.

Following that, on September 24, 2025,Orix proposed to the Target Company a Tender Offer Price of JPY 2,500 (representing a premium of 42.53% over the closing price of the Target Company Shares of 1,754 yen on the Prime Market of the Tokyo Stock Exchange on September 22, 2025, the business day immediately preceding the date of the proposal, a premium of 42.61% over the simple average closing price of 1,753 yen for the one-month period up to that date, a premium of 35.57% over the simple average closing price of 1,844 yen for the three-month period up to that date, and a premium of 35.35% over the simple average closing price of JPY 1,847 for the six-month period up to that date). In response, on September 25, 2025, the Target Company and the Special Committee requested ORIX to reconsider the Tender Offer Price, stating that it had not reached the price level envisaged by the Target Company and the Special Committee in expressing support for the Tender Offer and recommending that the shareholders tender their shares in the Tender Offer.

Following that, on September 29, 2025, Orix proposed to the Target Company a Tender Offer Price of 2,525 yen (representing a premium of 40.43% over the closing price of the Target Company Shares of 1,798 yen on the Prime Market of the Tokyo Stock Exchange on September 26, 2025, the business day immediately preceding the date of the proposal, a premium of 44.20% over the simple average closing price of 1,751 yen for the one-month period up to that date, a premium of 37.30% over the simple average closing price of 1,839 yen for the three-month period up to that date, and a premium of 37.08% over the simple average closing price of 1,842 yen for the six-month period up to that date). While the Target Company and the Special Committee recognized that ORIX’s proposal presents an attractive opportunity for the Company’s general shareholders to sell their Company Shares and that the proposed price reflected the intrinsic value that the Target Company can achieve, from the perspective of the interests of the Target Company’s general shareholders, the Target Company and the Special Committee decided to request ORIX to consider further increasing the Tender Offer Price, and accordingly, on October 1, 2025, requested ORIX to reconsider the Tender Offer Price.

Following that, on October 1, 2025, Orix proposed to the Target Company a Tender Offer Price of 2,530 yen (representing a premium of 46.24% over the closing price of the Company Shares of 1,730 yen on the Prime Market of the Tokyo Stock Exchange on September 30, 2025, the business day immediately preceding the date of the proposal, a premium of 44.90% over the simple average closing price of 1,746 yen for the one-month period up to that date, a premium of 37.95% over the simple average closing price of 1,834 yen for the three-month period up to that date, and a premium of 37.50% over the simple average closing price of 1,840 yen for the six-month period up to that date). In response, on October 1, 2025, the Target Company and the Special Committee replied to ORIX that they agreed to set the Tender Offer Price at 2,530 yen, subject to the final decision being made by the Target Company’s board of directors meeting.

After these discussions and negotiations, the Offeror determined as of today, to set the Tender Offer Price at JPY 2,530 and to commence the Tender Offer as part of the Transaction.

(Note 4)

A roll-up refers to an M&A strategy in which multiple small and medium-sized enterprises in the same or related industries are acquired and operated as a single entity in order to achieve scale expansion. By integrating previously dispersed companies, it aims to generate synergies, reduce costs, and enhance bargaining power.

(Note 5)

PMI (Post Merger Integration) refers to a series of processes undertaken after the completion of an M&A transaction to integrate the acquired company into the acquiring group. Its purpose is to integrate organizations, personnel, systems, and business processes in order to generate synergies and enhance corporate value.

② Decision-Making Process and Reasons for the Target Company’s Support for the Tender Offer

(i) Infor Development of the Examination Framework

As stated in “① Background, Purpose and Decision-Making Process Leading to the Offeror’s Decision to Conduct the Tender Offer” above, the Target Company has been pursuing various business strategies for further development by responding to the diversification of customer needs resulting from rapid market changes. However, to respond to recent rapid changes in the market, the economic environment, and technological innovation and achieve sustainable growth, it is necessary to address management issues from various perspectives such as “business,” “human resources and organization,” and “funding.” Accordingly, from late March 2025, the Target Company has come to consider not only the conventional approach of achieving standalone growth of its existing businesses by utilizing its own management resources, but also the necessity of discontinuous growth through capital and business alliances and other means that enable an integrated approach that combines the strengths of companies such as creating new value through the mutual complementation of technology, talent and know-how to challenges spanning multiple areas.

Under those circumstances, in late March 2025, the Target Company received an approach from ORIX to have discussions regarding a capital alliance, including taking the Target Company private, and at a meeting held on April 8, 2025, the Target Company received a preliminary proposal regarding that transaction. In response, in preparation for a full-scale review of the transaction, the Target Company engaged Mori Hamada & Matsumoto as its legal advisor immediately after the receipt of such proposal and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as its financial advisor and third-party valuator in late April 2025.Then , on May 1, 2025, the Target Company engaged in initial discussions with ORIX regarding a capital alliance, including taking the Target Company private.

Subsequently, on May 30, 2025, the Target Company received a letter of intent from ORIX regarding the Transaction (the “Letter of Intent”). This Letter of Intent specifically described matters such as an outline of the structure of the Transaction (privatization of the Target Company through the Tender Offer and subsequent squeeze-out procedures), the purpose of the Transaction and its position within ORIX’s management strategy, the principal terms of the Transaction including the Tender Offer Price expected at that time (expected to be a price with a certain premium over the Target Company’s historical average share price), the conditions precedent to the Transaction, the method of financing, the Target Company’s business operation policy, the growth strategy and anticipated synergies after the Transaction, the permits and approvals necessary for the execution of the Transaction, and the envisaged schedule of the Transaction.

In response, given that the Transaction involves squeeze-out procedures and that the fairness of the transaction terms is considered particularly important for shareholder interests, the Target Company’s board of directors passed a resolution at its meeting held on June 13, 2025 to establish the Special Committee composed of three members, namely Mr. Yusuke Ichikawa (independent external director and full-time audit and supervisory committee member of the Target Company), Ms. Hiromi Kitagawa (independent external director of the Target Company), and Mr. Tetsuro Tsuboya (independent external director and audit and supervisory committee member of the Target Company), for the purpose of ensuring the fairness of procedures in the Transaction. For details regarding the background to the establishment of the Special Committee, the review process, and the content of its decisions, see “(i) Establishment of an Independent Special Committee by the Target Company” under “(6) Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” below.

(ii) Process of Examination and Negotiations

The Target Company carefully examined the propriety of the Transaction and the appropriateness of the transaction terms and conducted discussions and negotiations with the Offeror while giving maximum respect to the opinion of the Special Committee and taking into account the advice received from Mitsubishi UFJ Morgan Stanley Securities and Mori Hamada & Matsumoto.

Specifically, on September 4, 2025, the Target Company received a proposal from ORIX that the Tender Offer Price be 2,330 yen (representing a premium of 34.22% over the closing price of the Target Company Shares of 1,736 yen on the Prime Market of the Tokyo Stock Exchange on September 3, 2025, the business day immediately preceding the date of the proposal, a premium of 26.91% over the simple average closing price of 1,836 yen for the one-month period up to that date, a premium of 24.73% over the simple average closing price of 1,868 yen for the three-month period up to that date, and a premium of 24.07% over the simple average closing price of 1,878 yen for the six-month period up to that date). In response, on September 9, 2025, taking into account the opinion of the Special Committee, the Target Company requested ORIX to reconsider the Tender Offer Price, stating that it significantly deviated from the price level the Target Company envisaged in expressing its support for the Tender Offer and recommending that shareholders tender their shares in the Tender Offer.

Following that, on September 12, 2025, the Target Company received a proposal from ORIX that the Tender Offer Price be 2,430 yen (representing a premium of 37.83% over the closing price of the Target Company Shares of 1,763 yen on the Prime Market of the Tokyo Stock Exchange on September 11, 2025, the business day immediately preceding the date of the proposal, a premium of 35.98% over the simple average closing price of 1,787 yen for the one-month period up to that date, a premium of 30.86% over the simple average closing price of 1,857 yen for the three-month period up to that date, and a premium of 30.29% over the simple average closing price of 1,865 yen for the six-month period up to that date). In response, on September 18, 2025, taking into account the opinion of the Special Committee, the Target Company requested ORIX to reconsider the Tender Offer Price, stating that it had not reached the price level envisaged by the Target Company and the Special Committee in expressing support for the Tender Offer and recommending that the shareholders tender their shares in the Tender Offer.

Following that, on September 19, 2025, the Target Company received a proposal from ORIX that the Tender Offer Price be 2,470 yen (representing a premium of 43.11% over the closing price of the Target Company Shares of 1,726 yen on the Prime Market of the Tokyo Stock Exchange on September 18, 2025, the business day immediately preceding the date of the proposal, a premium of 40.18% over the simple average closing price of 1,762 yen for the one-month period up to that date, a premium of 33.59% over the simple average closing price of 1,849 yen for the three-month period up to that date, and a premium of 33.37% over the simple average closing price of 1,852 yen for the six-month period up to that date). In response, on September 22, 2025, taking into account the opinion of the Special Committee, the Target Company requested ORIX to reconsider the Tender Offer Price, stating that it had not reached the price level envisaged by the Target Company and the Special Committee in expressing support for the Tender Offer and recommending that the shareholders tender their shares in the Tender Offer.

Following that, on September 24, 2025, the Target Company received a proposal from ORIX that the Tender Offer Price be 2,500 yen (representing a premium of 42.53% over the closing price of the Target Company Shares of 1,754 yen on the Prime Market of the Tokyo Stock Exchange on September 22, 2025, the business day immediately preceding the date of the proposal, a premium of 42.61% over the simple average closing price of 1,753 yen for the one-month period up to that date, a premium of 35.57% over the simple average closing price of 1,844 yen for the three-month period up to that date, and a premium of 35.35% over the simple average closing price of 1,847 yen for the six-month period up to that date). In response, on September 25, 2025, the Target Company and the Special Committee requested ORIX to reconsider the Tender Offer Price, stating that it had not reached the price level envisaged by the Target Company and the Special Committee in expressing support for the Tender Offer and recommending that the shareholders tender their shares in the Tender Offer.

Following that, on September 29, 2025, the Target Company received a proposal from ORIX that the Tender Offer Price be 2,525 yen (representing a premium of 40.43% over the closing price of the Target Company Shares of 1,798 yen on the Prime Market of the Tokyo Stock Exchange on September 26, 2025, the business day immediately preceding the date of the proposal, a premium of 44.20% over the simple average closing price of 1,751 yen for the one-month period up to that date, a premium of 37.30% over the simple average closing price of 1,839 yen for the three-month period up to that date, and a premium of 37.08% over the simple average closing price of 1,842 yen for the six-month period up to that date). While the Target Company and the Special Committee recognized that ORIX’s proposal presents an attractive opportunity for the Company’s general shareholders to sell the Target Company Shares and that the proposed price reflected the intrinsic value that the Target Company can achieve, from the perspective of the interests of the Target Company’s general shareholders, the Target Company and the Special Committee decided to request ORIX to consider further increasing the Tender Offer Price, and accordingly, on October 1, 2025, requested ORIX to reconsider the Tender Offer Price.

Following that, on October 1, 2025, the Target Company received a proposal from ORIX that the Tender Offer Price be 2,530 yen (representing a premium of 46.24% over the closing price of the Target Company Shares of 1,730 yen on the Prime Market of the Tokyo Stock Exchange on September 30, 2025, the business day immediately preceding the date of the proposal, a premium of 44.90% over the simple average closing price of 1,746 yen for the one-month period up to that date, a premium of 37.95% over the simple average closing price of 1,834 yen for the three-month period up to that date, and a premium of 37.50% over the simple average closing price of 1,840 yen for the six-month period up to that date). In response, on October 1, 2025, the Target Company and the Special Committee replied to ORIX that they agreed to set the Tender Offer Price at 2,530 yen, subject to the final decision being made by the Target Company’s board of directors meeting.

(iii) Content of the Target Company’s Decision

In light of the foregoing, at the meeting of the board of directors held on October 2, 2025, the Target Company carefully discussed and examined the Transaction, including the Tender Offer, from the perspective of the Target Company’s corporate value and the common interests of the shareholders while taking into account the financial advice received from Mitsubishi UFJ Morgan Stanley Securities and the share valuation report regarding the Target Company Shares obtained from the firm (the “Valuation Report”) and the legal advice received from Mori Hamada & Matsumoto, and while giving the utmost respect to the contents of the written report submitted by the Special Committee (the “Report”) (for details of the Valuation Report, see “(ii) Outline of Valuation of the Target Company’s Shares” below. For details of the Report, see “① Establishment of an Independent Special Committee at the Target Company” under “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest” below.).

As a result, the Target Company concluded that becoming a wholly owned subsidiary of the Offeror through the Transaction and strengthening collaboration with the Offeror Group would contribute to enhancing the Target Company’s corporate value. Having examined the specific synergies from the Transaction with ORIX, the Target Company believes that the following synergies can be realized by becoming a wholly owned subsidiary of the Offeror.

(a) Strengthening the Target Company’s Business Platform, Including Its Data Center Business, Through Solutions Provided by Offeror Group

As stated in “① Background, Purpose and Decision-Making Process Leading to the Offeror’s Decision to Conduct the Tender Offer” above, the Target Company believes that the establishment and enhancement of data centers, which are the core of its information processing infrastructure, are essential to further enhance its corporate value, and that for the establishment of new data centers it will be necessary to gather information on sites less susceptible to the effects of disasters and to make substantial investments in buildings, air conditioning facilities, and other equipment. The Target Company believes that by collaborating with the Offeror Group, it will be able to smoothly realize the establishment and enhancement of data centers necessary to expand its business, by considering making effective use of real estate owned by the Offeror Group, obtaining information on sites suitable for data centers, conducting real estate securitization by utilizing private funds, etc., and conducting leases and rental procurement of various facilities and equipment required for its data center business.

The Target Company also believes that further expansion of its data center business will be possible through collaboration between the two companies, with the Offeror Group developing and owning data centers and the Target Company handling the operation of data centers such as cloud services and managed services in its areas of expertise.

In addition, the Target Company is aiming to make its data centers into “green data centers” that have a lower environmental impact, and the Target Company believes that the early realization of this goal will be possible through the use of electricity from renewable energy sources provided by the Offeror Group.

Further, in the Target Company’s focus areas of generative AI and space-related businesses, the Offeror Group provides services such as GPU cloud services used for data processing in generative AI and operational support services for space environment testing facilities through ORIX Rentec. The Offeror believes that by combining the strengths and business foundations of the Offeror Group and the Target Company Group through the sharing of accumulated knowledge by both companies, it will be possible to pursue new business developments such as the commercialization of data center services specialized in the field of generative AI and the joint development of businesses in the field of space. Therefore, the Target Company believes that it will be possible to develop its businesses even in focus areas other than the data center business and that certain synergies can be expected as a result of leveraging the know-how, expertise, and networks of the Offeror Group.

Beyond these areas, since the Offeror Group conducts business in a wide range of fields, the Target Company believes that by collaborating with the Offeror Group across a range of sectors, it will be possible to share management resources such as human resources, technology, and know-how, which will further strengthen the businesses of both companies.

(b) Expansion of Customer Base by Leveraging Offeror Group’s Network and Know-How

The Target Company has built strong business relationships by providing high-quality services, primarily in its founding field of gas stations, that are trusted by leading companies in various industries. However, for further business expansion in the future, the Target Company believes that it is necessary to accelerate the acquisition of new customers in addition to its existing customers, while recognizing that it currently faces the challenge of insufficient networks, know-how, and structures for developing new customers. The Offeror Group has a strong customer base of several hundred thousand companies, ranging from small and medium-sized enterprises to large corporations, through its nationwide sales offices in Japan, and the Target Company believes that by leveraging that customer base to conduct sales activities targeting new customer segments and expand services by utilizing the Offeror Group’s diverse business areas and extensive know-how, it will be possible to expand its customer base.

In addition, the Offeror Group is actively investing in the IT field. Through the Transaction, the Target Company’s know-how can be utilized in the Offeror Group’s IT field. This would allow the Target Company to ensure stable system development demand within the group, while the Offeror Group could benefit from leveraging the Target Company’s technological capabilities and DX expertise, which would enable the establishment of an optimal relationship for both parties.

(c) Strengthening the Human Resources Base Through Support in Recruitment and Retention

The Target Company considers human resources to be the very source of its competitiveness and strengthening recruitment and development to be the core of its growth strategy. At the same time, it recognizes that competition for talent is intensifying across the industry, making the securing and development of human resources one of its most urgent challenges.

The Offeror Group has a track record of improving the securing and development of human resources by implementing external recruitment and reforms to personnel systems when it has previously acquired companies that conduct similar business to the Target Company. ORIX believes that after the Transaction, the Offeror Group will likewise be able to provide various support to the Target Company to strengthen recruitment, as well as for the development and retention of human resources.

In addition, as the Offeror Group has a full understanding of the Target Company’s code of conduct of the 3Ks (kansha (appreciation), keizoku (perseverance), kenko (health)), the 3Cs (challenge, change, catch the chance), its corporate culture of valuing customers and employees alike and always acting with consideration for others, and the importance of the founding spirit that forms their basis, the Target Company recognizes that ORIX will provide support with due consideration for the interests of the employees of the Target Company Group. The Target Company believes that as a result of that, it will be possible to further strengthen the recruitment of new personnel and its human resources foundation, including the employees of the Target Company Group, which will reinforce the Target Company Group’s business foundation.

(d) Business Expansion Through Alliances, Including M&A

In its Medium-Term Management Plan “Up Stage 2027,” which has its final fiscal year ending March 2028 (the “Medium-Term Management Plan”), the Target Company has set forth the strengthening of strategic alliances as one of its business strategies. Most recently, in December 2024 the Target Company acquired the document printing business from Fujitsu Coworco Limited, in February 2025 it entered into a comprehensive business alliance agreement with All Nippon Airways Trading Co., Ltd. concerning the space business, and its consolidated subsidiary IST Software Co., Ltd. made ACU Corporation its consolidated subsidiary. The Target Company recognizes that the promotion of alliances will remain important for its further growth going forward. Since the Offeror Group has extensive experience in alliances and investments, the Target Company believes that by collaborating with the Offeror Group, it will be able to utilize the Offeror Group’s extensive experience and broad external network to receive comprehensive support ranging from the identification of potential alliance partners, introductions to candidates, execution of alliances, and post-merger integration (PMI), which is expected to further enhance the Target Company’s corporate value.

In general terms, a potential disadvantage of delisting is the possible impact on brand strength and credibility in recruitment activities and with business partners. However, the Target Company believes that after the execution of the Transaction, the brand strength and credibility cultivated by the Target Company Group will be further reinforced by the credibility of the Offeror Group, so it does not expect any impediment to maintaining the Target Company’s social credibility or reputation. In addition, although it will no longer be possible to raise funds through equity financing after the execution of the Transaction, the Target Company believes that, in addition to the good relationships it has built with financial institutions, it will be able to leverage the credibility of the Offeror Group and its good relationships with financial institutions, which will give the Target Company more flexible financing than before.

The Target Company also considered whether there is a risk of its corporate culture being lost and whether there would be any impact on its transactional relationships with its existing business partners by becoming a wholly owned subsidiary of the Offeror through the Transaction. However, given that ORIX has a culture of respecting the autonomy of its portfolio companies and has explained that even after the execution of the Transaction it will maintain the Target Company’s company name and value the Target Company’s corporate philosophy, vision, and culture and realize the Target Company’s growth through management policies and business strategies that respect the intentions of the Target Company’s management team, the Target Company believes that the risk of the Transaction adversely affecting its autonomy or corporate culture, or existing transactional relationships is low and it does not anticipate any significant dis-synergies arising from the Transaction.

In addition, based on the following points, the Target Company determined that the Tender Offer Price of 2,530 yen is a price that will secure the benefits that should be enjoyed by the Target Company’s shareholders and that the Tender Offer will provide the Target Company’s shareholders with a reasonable opportunity to sell the Target Company Shares at a price with an appropriate premium.

(a) The Tender Offer Price is a price that was agreed upon with ORIX as a result of sufficient negotiations conducted with the substantial involvement of the Special Committee, after the Target Company took sufficient measures to ensure the fairness of the Tender Offer Price, as described in “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest” below.

(b) The Tender Offer Price is exceeds the upper limit of the range calculated based on in the market price analysis, and it surpasses the median of the range calculated based on both in the comparable company analysis and the discounted cash flow analysis (the “DCF analysis”) in the valuation results of the Target Company Shares described in the Valuation Report prepared by Mitsubishi UFJ Morgan Stanley Securities, as described in “(ii) Outline of Valuation of the Target Company’s Shares” below.

(c) The Tender Offer Price is a price based on October 1, 2025, the calculation reference date, which is the business day immediately preceding the date of the announcement of the implementation of the Tender Offer, representing a premium of 53.52% over the closing price of the Company Shares of 1,648 yen on the Prime Market of the Tokyo Stock Exchange on the calculation reference date, a premium of 45.32% over the simple average closing price of 1,741 yen for the one-month period up to that date, a premium of 38.25% over the simple average closing price of 1,830 yen for the three-month period up to that date, and a premium of 37.65% over the simple average closing price of 1,838 yen for the six-month period up to that date, and also equivalent to the historical highest share price of the Company Shares of 2,530 yen (recorded during intraday trading on March 29, 2024), and, taking into account the premium levels in past going private cases, the Tender Offer Price is considered to represent a reasonable premium that is not inferior to those levels.

In light of the above, at the meeting of the board of directors held on October 2, 2025, the Target Company resolved to express its opinion in support of the Tender Offer and recommend that the Target Company’s shareholders tender their shares in the Tender Offer.

For details of the method of that resolution of the board of directors, see “④ Approval of All Disinterested Directors of the Target Company (Including Audit and Supervisory Committee Members)” in “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest” below.

③ Post-Tender Offer Management Policy

ORIX plans to discuss and consider the optimal structure for further promoting the Target Company’s business growth based on management policies and business strategies that values the corporate philosophy, vision, and culture of the Target Company and respect the intentions of the Target Company’s management team.

Additionally, it is planned that the majority of the Target Company’s directors will be dispatched from the Offeror Group after the completion of the Transaction. In order to realize the synergies described in “① Background, Purpose, and Decision-Making Process Leading to the Conduct of the Tender Offer” above, however, the Target Company’s management team will continue to play a leading role in business operations.

(3)	Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest

As of today, the Offeror does not own any Company Shares, and the Transaction, including the Tender Offer, does not constitute an acquisition of a controlled company by a controlling shareholder. In addition, neither all nor a part of the management team of the Target Company are planned to make any direct or indirect contribution to the Offeror, and the Transaction, including the Tender Offer, does not constitute a so-called management buyout (MBO) (Note 1).

However, in light of the fact that the appropriateness of the terms and conditions are considered to be particularly important to the interests of the shareholders because the Transaction involves the squeeze-out procedures, the Target Company and the Offeror have carefully ensured the fairness of the procedures in the Transaction, and have implemented the following measures to ensure the fairness of the terms and conditions of the Transaction, including the Tender Offer Price.

Of the following statements, the statements regarding the measures implemented by the Offeror are based on the explanation provided by the Offeror.

(Note 1)

A management buyout (MBO) is generally a tender offer in which the tender offeror is an officer of the target company (including a tender offer in which the tender offeror conducts a tender offer at the request of the officers of the target company and which has shared interests therewith).

①	Establishment of an Independent Special Committee at the Target Company

(i) Background of Establishment

As stated in “② Decision-Making Process and Reasons for the Target Company’s Support for the Tender Offer” under “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” above, upon the receipt of the Letter of Intent from ORIX on May 30, 2025, in order to ensure the fairness of the procedures in the Transaction, the Target Company established the Special Committee, which is composed of three members, Mr. Yusuke Ichikawa (Independent Outside Director and Full-Time Audit and Supervisory Committee Member of the Target Company), Ms. Hiromi Kitagawa (Independent Outside Director of the Target Company), and Mr. Tetsuro Tsuboya (Independent Outside Director and Audit and Supervisory Committee Member of the Target Company), as resolved at the Target Company’s board of directors meeting held on June 13, 2025. Based on advice from Mori Hamada & Matsumoto, the Target Company determined that the Special Committee be composed of only outside directors, which is deemed most advisable under the “Fair M&A Guidelines” prescribed by the Ministry of Economy, Trade and Industry, and from the perspective of ensuring a balance of knowledge, experience, etc. of the Special Committee as a whole and composing the Special Committee of the suitable number of members, the Target Company elected those three persons as members of the Special Committee taking into account the opinion of the Target Company’s Independent Outside Directors. The Company has selected these three individuals as members of the Special Committee because Mr. Yusuke Ichikawa is a full-time Audit and Supervisory Committee member with extensive experience and achievements in management and a deep understanding of corporate governance, Ms. Hiromi Kitagawa brings an objective perspective from outside the industry and possesses advanced academic knowledge in information management, and Mr. Tetsuro Tsuboya has high expertise in financial systems and extensive experience in company management. The members of the Special Committee are independent of the Offeror and the Target Company, and they do not have any material interests different from those of the Target Company’s general shareholders with respect to the success or failure of the Transaction. In addition, the Special Committee has elected Mr. Yusuke Ichikawa as the chairman.

Given the above, the Target Company’s board of directors commissioned the Special Committee to: (a) examine and report to the board of directors on whether to implement the Transaction (whether the board of directors should support the Tender Offer, and whether the board of directors should recommend the shareholders of the Target Company to tender their shares in the Tender Offer), and upon the examination of (a), to consider and determine (i) whether to implement the Transaction from the standpoint of whether they will contribute to the corporate value of the Target Company and (ii) whether the transaction terms are appropriate and the procedures are fair from the standpoint of promoting the interests of the general shareholders of the Target Company, and (b) consider whether the decision on the Transaction by the board of directors will not undermine the interests of the minority shareholders of the Target Company and express its opinion to the board of directors (the “Consultation Matters”).

The Target Company’s board of directors resolved that, in commissioning the Special Committee, (a) it shall make decisions regarding the Transaction with maximum respect for the decisions of the Special Committee, and that (b) if the Special Committee determines that the terms and conditions of the Transaction are not appropriate, the board of directors shall not approve the Transaction on such terms and conditions.

Further, the Target Company’s board of directors resolved to grant the Special Committee the following authority: (a) to negotiate with the counterparty to the Transaction (including indirect negotiations through the Target Company’s officers, employees and Advisors) regarding the terms and conditions of the Transaction and similar matters; (b) to appoint or nominate its own financial advisors, third-party valuators and legal advisors (collectively, “Advisors”) at the Target Company’s expense, as necessary, in considering the Consultation Matters and nominate or approve (including approval after the fact) the Advisors of the Target Company (in addition, if the Special Committee determines that it can rely on and seek professional advice from the Target Company’s Advisors, the Special Committee may do so); (c) to request persons deemed necessary by the Special Committee to attend Special Committee meetings, and request explanations of necessary information; (d) to receive from the officers and employees of the Target Company Group the information reasonably necessary to deliberate and make decisions regarding the Transaction; and (e) other matters deemed necessary by the Special Committee in deliberating and making decisions regarding the Transaction.

In addition, the Target Company will pay the fixed amount of compensation to the members of the Special Committee for their duties, irrespective of the content of the Report, and no success fee contingent upon the consummation of the Transaction has been included.

(ii)	Process of Deliberation

The Special Committee met a total of 11 times, for a total of approximately 13 hours, between June 13, 2025 and October 1, 2025, and carried out its duties by, among other actions, receiving reports, deliberating and making decisions, and giving opinions through e-mail and the like as necessary between those meetings.

Specifically, the Special Committee confirmed that there were no issues in regard to the independence or expertise of Mitsubishi UFJ Morgan Stanley Securities, the Target Company’s financial advisor and third-party valuator, and Mori Hamada & Matsumoto, the Target Company’s legal advisor, and approved their appointments as such.

Based on advice received from Mori Hamada & Matsumoto and Mitsubishi UFJ Morgan Stanley Securities, and considering that ORIX’s proposal regarding the Transaction contained in the Letter of Intent constitutes a bona fide acquisition proposal, the Special Committee approved the Target Company to undergo due diligence by ORIX.

The Special Committee heard the views of the Target Company’s management regarding the significance and purpose of the Transaction, its impact on the Target Company’s business, and other matters, and asked questions, and deliberated on those matters. The Special Committee submitted questions to ORIX in writing regarding the background and purpose of the Transaction, the synergies and other benefits expected from the Transaction, the structure and economic conditions of the Transaction, the management policy of the Target Company Group after the Transaction, and the methods of financing and approvals necessary for implementing the Transaction, and received written responses from ORIX. The Special Committee also held a meeting with ORIX to ask questions regarding ORIX’s assessment of the Target Company’s business strategy and measures for its execution, measures for collaboration with the Offeror Group and creation of synergies, the impact of the Transaction on the Target Company’s investment activities and stakeholders, and other matters.

The Special Committee received explanations from the Target Company regarding matters such as the details of the Business Plan prepared by the Target Company based on this Medium-Term Management Plan, covering the fiscal years ending March 2026 through March 2028, and approved the Business Plan for submission to ORIX. The Special Committee also received explanations from Mitsubishi UFJ Morgan Stanley Securities regarding the valuation methods used in the share valuation of the Target Company Shares it conducted, the reasons for adopting such valuation methods, details of the valuation using each valuation method, and the significant conditions on which it was based (including the basis for calculating the discount rate in DCF analysis and the rationale for selecting comparable companies in the comparable company analysis), and then confirmed the reasonableness of those matters after asking questions.

Further, each time the Target Company has received a proposal from ORIX regarding the Tender Offer Price, the Special Committee has received prompt reports, and has been deliberating and considering the contents of such proposals based on the advice from a financial perspective from Mitsubishi UFJ Morgan Stanley Securities, and has determined the response to ORIX and the negotiation policy. The Target Company then reacted in accordance with the policy determined by the Special Committee.

Based on advice received from Mori Hamada & Matsumoto, the Special Committee considered the measures to be taken to ensure the fairness of the procedures in the Transaction.

The Special Committee has also received explanations from Mori Hamada & Matsumoto regarding the content of drafts to be published, such as those for this Press Release, and has confirmed that sufficient information disclosure pertaining to such drafts will be provided.

(iii)	Content of Determination

As a result of its careful discussions and considerations with respect to the Consultation Matters through the above process based on advice from a financial perspective and the Valuation Report from Mitsubishi UFJ Morgan Stanley Securities and legal advice from Mori Hamada & Matsumoto, the Special Committee unanimously approved and submitted the Report to the Target Company’s board of directors on October 1, 2025 as summarized below:

(a)	Content of Recommendation

I	The Target Company’s board of directors should support the Tender Offer and recommend that the Target Company’s shareholders tender their shares in the Tender Offer.

II

The decisions of the Target Company’s board of directors regarding the implementation of the Transaction (including the decision to conduct the Squeeze-Out Procedures after the Tender Offer) will not undermine the interests of the Target Company’s minority shareholders.

(b)	Reasons for Recommendation

I

The Special Committee believes that the board of directors of the Target Company should support the Tender Offer and recommend the shareholders of the Target Company tender their shares in the Tender Offer for the following reasons.

i.	Based on the following, the Special Committee believes that the Transaction will contribute to the enhancement of the Target Company’s corporate value.

•

The Special Committee agrees with the understanding of the business environment surrounding the Target Company Group and the management challenges of the Target Company stated in “② Decision-Making Process and Reasons for the Target Company’s Support for the Tender Offer” under “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” above.

•

The views of the Target Company’s management and ORIX regarding the synergies and other benefits of the Transaction stated in “① Background, Purpose and Decision-Making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer” under “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” above are basically consistent, and those synergies and the measures to generate them are aligned with the management challenges and strategies of the Target Company Group and expected to be effective, and highly important for further enhancing the Target Company’s corporate value.

•

The disadvantages associated with delisting due to a going-private transaction generally include being unable to raise funds through equity financing in the capital markets, a potential decline in creditworthiness and recognition among partners and adverse effects on employee retention and recruitment, and the potential loss of corporate culture and adverse effects on transactional relationships with existing business partners. However, such dis-synergies and other disadvantages are of limited relevance to the Transaction, and the Target Company and ORIX plan to implement the necessary measures to mitigate the adverse effects of any disadvantages that can be anticipated as stated in “① Background, Purpose and Decision-Making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer” and “(iii) Content of the Target Company’s Decision” under “② Decision-Making Process and Reasons for the Target Company’s Support for the Tender Offer” under “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” above.

•

In addition, the Offeror plans to finance the Tender Offer partially by borrowing from a financial institution (the “LBO Loan”), which the Special Committee believes will not be an undue burden or constraint on the Target Company’s business execution or growth investment because, according to the simulation of the repayment of the LBO Loan conducted by Mitsubishi UFJ Morgan Stanley Securities based on the Business Plan, there are no concerns at this time in respect of finances or repayment schedule, and ORIX has stated that the LBO Loan is not in the nature of an impediment to investment under the investment plan to achieve the Business Plan.

•

ORIX believes that if the Target Company remains listed, it is likely to be constrained in implementing its medium- to long-term growth strategy due to market pressure to generate short-term profits, etc., will be required to make decisions cautiously from the perspective of protecting minority shareholders, constraining the flexibility of its decision-making. The Special Committee believes that it is desirable for the Offeror to make the Target Company a wholly-owned subsidiary through the Transaction such that the interests of both parties are fully aligned, as this will make it easier to make bold and flexible business decisions such as large capital investments and large-scale M&A projects, and to maximize the synergies and other benefits of the Transaction.

•

The Target Company currently recognizes no specific acquisitions, business alliances or other transactions with any potential acquirers or partners that are expected to contribute more to the corporate value of the Target Company and the common interests of its shareholders than the Transaction with ORIX and that are both feasible and incompatible with the Transaction with ORIX; as such, the Special Committee considers it desirable to conduct the Transaction with the Offeror in order to realize the synergies of the Transaction and to enhance the corporate value of the Target Company.

ii.	In light of the following points, the Special Committee believes that the terms of the Transaction are reasonable.

•

The Special Committee received from Mitsubishi UFJ Morgan Stanley Securities an explanation of the results of its valuation of the Target Company Shares and the method adopted in doing so, the reasons for selecting that valuation method, and the details and important assumptions of each valuation method, and after a Q&A session, confirmed the reasonableness of those matters. The Business Plan, on which the valuation of the Target Company Shares was based, was prepared by making adjustments to the Medium-Term Management Plan by taking into account the performance of ACU Corporation, that was acquired by the Target Company in February 2025, and excluding the impact of unimplemented M&A transactions on the performance, and reflecting the result of review of the capital investment plan and the depreciation expense, and no arbitrary points were found in such adjustments and such adjustments were considered reasonable. The Special Committee confirmed the reasonableness of the Business Plan after receiving an explanation from the Target Company on the content, material assumptions, and process of preparation of the Business Plan (including the process of preparation of the Medium-Term Management Plan and the details of the adjustments made to the Medium-Term Management Plan). Therefore, the Special Committee considers the content of the Valuation Report to be reasonable.

•

In light of the results of the valuation of the Company Shares in the Valuation Report by Mitsubishi UFJ Morgan Stanley Securities, the Tender Offer Price exceeds the upper limit of the range calculated based on the market price analysis, and it surpasses the median of the range calculated based on both the comparable company analysis and the DCF analysis.

•

As stated in “(C) Decisions by the Target Company” in “(iii) Decision-Making Process Leading to the Target Company’s Decision to Support the Tender Offer, and the Reasons Therefor” in “(2) Grounds and Reasons for Opinions Relating to the Tender Offer” above, the premium is reasonable and comparable to the premiums offered in other transactions.

•

As stated in “(B) Background of the Consideration” above, the Special Committee was promptly informed each time the Target Company received a proposal from ORIX regarding the Tender Offer Price, and examined the content of each proposal based on the financial advice received from Mitsubishi UFJ Morgan Stanley Securities and the legal advice received from Mori Hamada & Matsumoto before determining the policy for responding to and negotiating with ORIX, and the Target Company acted in accordance with the policy decided by the Special Committee. As a result, the Special Committee finds that sincere negotiations were conducted with ORIX with the aim of making the Transaction as favorable as possible for the Target Company’s shareholders, including increasing the proposed price by approximately 8.6% from the initial proposed price over 5 rounds of negotiation.

•

As the transaction structure in which a tender offer is conducted as the first stage and a demand for the sale of shares or share consolidation as the second stage is a commonly used method for acquisitions of wholly owned subsidiaries, in which the consideration to be paid in the second-stage transaction is expected to be equal to the tender offer price, and shareholders dissatisfied with the amount of consideration may petition the court for a price determination, the Special Committee considers the method of the Transaction to be reasonable. In addition, considering the fact that a transaction with ORIX shares as consideration would expose the Target Company’s general shareholders to the risk of a decline in ORIX’s share price, the Special Committee believes it is reasonable to use a transaction method with cash instead of ORIX’s shares as consideration.

iii.

In light of the following points, the Special Committee finds that sufficient measures have been taken to ensure the fairness of the terms of the Transaction, and that the procedures in the Transaction are fair.

•

The Transaction is an arm’s length transaction that does not constitute an acquisition of a controlled company by a controlling shareholder or an MBO, and there are no structural conflicts of interest in the Transaction. In addition, half of the Target Company’s directors are independent directors, which ensures a reasonably high level of independence of the Target Company’s board of directors.

•

The Special Committee is independent and has an appropriate membership for the purpose of deliberating, negotiating, and making decisions related to the Transaction from the perspective of securing the corporate value of the Target Company and the interests of its general shareholders; the Special Committee has been granted the necessary authority, etc. to function effectively; and a mechanism is secured by which the board of directors of the Target Company makes decisions with maximum respect for the decisions of the Special Committee.

•

The Target Company received financial advice from Mitsubishi UFJ Morgan Stanley Securities, its financial advisor and third-party valuation institution independent of ORIX and the Target Company, throughout the process of deliberating the Transaction, including advice on the negotiation policy with the Offeror regarding the Tender Offer Price, and obtained the Valuation Report dated October 1, 2025 from Mitsubishi UFJ Morgan Stanley Securities for the purpose of forming the basis of its decision on the terms of the Transaction, including the Tender Offer Price.

•

The Target Company appointed Mori Hamada & Matsumoto as its legal advisor after confirming its independence from ORIX and its track record and expertise, and has received legal advice throughout the process of deliberating the Transaction, including advice on measures to be taken to ensure the fairness of procedures in the Transaction.

•

The Special Committee has confirmed that the officers and employees involved in the deliberation of the Transaction by the Target Company (including the members of the Special Committee and the candidates for the secretariat of the Special Committee) are independent from ORIX and from the success or failure of the Transaction.

•

By setting a tender offer period that is longer than the statutory minimum in the Tender Offer, an appropriate opportunity is secured for the shareholders of the Target Company to make a decision as to whether to tender their shares in the Tender Offer, and an opportunity is secured for a Competing Offeror to make a competing offer for purchase, etc. As such, a reasonable market check has been performed by way of an indirect market check.

•

As the minimum number of shares to be purchased in the Tender Offer of 10,171,800 shares is greater than a majority of the Target Company Shares held by the general shareholders of the Target Company who do not share material interests with the Offeror, a majority-of-the-minority condition is set in the Tender Offer.

•

The Special Committee recognizes that the Transaction will ensure that the Target Company’s shareholders will have an appropriate opportunity to make a decision as to whether to tender their shares in the Tender Offer, and that consideration has been given to avoiding coercion.

•

The Special Committee received explanations and advice from Mori Hamada & Matsumoto and Mitsubishi UFJ Morgan Stanley Securities regarding the content of the draft press releases and similar documents to be announced or submitted by the Target Company with respect to the Transaction, confirmed the content of those documents, and confirmed that sufficient disclosure was planned.

II.

Given that the Transaction will contribute to the corporate value of the Target Company and that the terms and procedures in the Transaction are appropriate in terms of contributing to the interests of general shareholders of the Target Company, the Special Committee believes that the decisions of the Target Company’s board of directors regarding the implementation of the Transaction (including the decision to conduct the Squeeze-Out Procedures after the Tender Offer) will not undermine the interests of the Target Company’s minority shareholders.

②	Advice from Independent Financial Advisor and Third-Party Valuation Agent and Acquisition of Valuation Report by the Target Company

(i) Name of the Valuation Agent and its Relationship with the Target Company and the Tender Offeror

The Target Company appointed Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and third-party valuation institution independent of the Offeror and the Target Company and obtained financial advice on the entire course of discussions on the Transaction, including advice on the policy for negotiations on the Tender Offer Price with the Offeror.

In order to use as a basis for its decision with respect to the transaction terms and conditions of the Transaction, including the Tender Offer Price, the Target Company obtained the Valuation Report from Mitsubishi UFJ Morgan Stanley Securities as of October 1, 2025. For details of the Valuation Report, see “(ii) Outline of Valuation of the Target Company’s Shares” above.

In addition, Mitsubishi UFJ Morgan Stanley Securities is not a related party of the Offeror or the Target Company, and does not have any material interest in the Transaction, including the Tender Offer. Mitsubishi UFJ Morgan Stanley Securities is a corporation with the same parent company as MUFG Bank, Ltd. (“MUFG Bank”), and MUFG Bank is engaged in financing transactions as part of its ordinary banking transactions with ORIX and the Target Company. However, according to Mitsubishi UFJ Morgan Stanley Securities, in accordance with the applicable provisions of Article 36, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) and Article 70-4 of the Cabinet Office Order on Financial Instruments Business (Cabinet Office Order No. 52 of 2007, as amended), Mitsubishi UFJ Morgan Stanley Securities, as a financial advisor, and MUFG Bank, between them and within each company, established and implemented, as a measure to prevent adverse effects, an appropriate management system to handle conflicts of interest, such as having an information barrier to strictly manage information regarding the Offeror, ORIX, and the Target Company. Therefore, Mitsubishi UFJ Morgan Stanley Securities has performed its duties as a financial advisor without being affected by MUFG Bank’s decisions and has calculated the share value of the Target Company Shares in a position that is independent from MUFG Bank’s position as a lender. Based on the fact that a strict information management structure has been established for information management between Mitsubishi UFJ Morgan Stanley Securities and MUFG Bank and within each of them and other factors, the Target Company has appointed Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and third-party valuation institution independent of the Offeror, ORIX, and the Target Company. Further, at a meeting of the Special Committee held on June 13, 2025, the Special Committee has confirmed that there are no issues with the independence of Mitsubishi UFJ Morgan Stanley Securities and has approved its appointment as the Target Company’s financial advisor and third-party valuation institution.

Contingent fees payable upon the consummation of the Transaction are included in the remuneration for the Transaction of Mitsubishi UFJ Morgan Stanley Securities as a financial advisor and third-party valuation institution. However, the Target Company determined that, by considering factors such as general practices in similar transactions and that it is debatable whether or not the remuneration system whereby the Target Company would be required to pay a corresponding amount even if the Transaction is not consummated is appropriate, the fact that such contingent fees are included does not negate the independence of Mitsubishi UFJ Morgan Stanley Securities.

Given that other measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest have been taken for the Transaction, the Target Company determined that the interests of the general shareholders of the Target Company have been adequately taken into account, and therefore, the Target Company has not obtained an opinion regarding the fairness of the Tender Offer Price from Mitsubishi UFJ Morgan Stanley Securities (fairness opinion).

(ii) Outline of Valuation of the Target Company’s Shares

When deliberating the Tender Offer Price proposed by the Offeror and expressing its opinion on the Tender Offer, the Company has requested Mitsubishi UFJ Morgan Stanley Securities, which is a third-party valuation agent independent of the Offeror and the Company, to conduct the valuation of the Company Shares and has obtained the Valuation Report on October 1, 2025 from Mitsubishi UFJ Morgan Stanley Securities as a measure to ensure fairness.

Mitsubishi UFJ Morgan Stanley Securities is not a related party of the Offeror or the Company and does not have any material interest in connection with the Tender Offer. The Special Committee has confirmed that there are no issues with the independence of Mitsubishi UFJ Morgan Stanley Securities and that the Special Committee may receive professional advice as necessary and has approved the appointment of Mitsubishi UFJ Morgan Stanley Securities as the Company’s third-party valuation institution.

After considering which methods should be applied to calculate the value of the Target Company Shares among various share value calculation methods available, and assuming that the Target Company is a going concern and keeping in mind that it is appropriate to evaluate the value of the Target Company Shares from various perspectives, Mitsubishi UFJ Morgan Stanley Securities analyzed the value per share of the Target Company Shares by applying, respectively, (i) market price analysis since the Target Company Shares are listed on the Prime Market of the Tokyo Stock Exchange and its share price in the market exists, (ii) comparable company analysis since there are several listed companies that are engaged in relatively similar businesses to the Target Company and it is possible to make an analogical inference of the share value of the Target Company Shares by comparing similar companies, and (iii) DCF analysis in order to reflect the intrinsic value assessed based on the status of future business activities. The following are the ranges of values per share of the Target Company Shares that were calculated based on each calculation method mentioned above.

Market Price Analysis: 1,648 yen to 1,838 yen

Comparable Companies Analysis: 1,689 yen to 2,664 yen

DCF Analysis: 1,959 yen to 2,742 yen

Under the market price analysis, using October 1, 2025 as the calculation reference date, the value per share of the Company Shares was calculated to range from 1,648 yen to 1,838 yen, based on (i) the closing price of the Company Shares on the Prime Market of the Tokyo Stock Exchange on the calculation reference date (1,648 yen), (ii) the simple average closing price for one month immediately preceding the calculation reference date (1,741 yen), (iii) the simple average closing price for the three months immediately preceding the calculation reference date (1,830 yen) and (iv) the simple average closing price for the six months immediately preceding the calculation reference date (1,838 yen).

Under the comparable company analysis, the value per share of the Company Shares was calculated to range from 1,689 yen to 2,664 yen, by comparing the market share prices and the financial indicators showing such as profitability, of listed companies that engaged in relatively similar businesses to the Company.

Under the DCF analysis, the value per share of the Company Shares was calculated to range from 1,959 yen to 2,742 yen, after calculating the corporate value and share value of the Target Company by discounting to the present value at a given discount rate the free cash flow that the Target Company is expected to generate based on the Target Company’s revenue forecasts after the fiscal year ending March 2026 in light of factors such as the business plans from the fiscal year ending March 2026 to the fiscal year ending March 2028 (the “Business Plan”) prepared by the Target Company based on the Medium-Term Management Plan, the performance trends to date, and publicly available information. In addition, the Business Plan that is a basis for the DCF analysis does not include the fiscal years in which a large increase or decrease in earnings is expected, but it includes fiscal years in which a large increase or decrease in free cash flow is expected. Specifically, free cash flow is expected to be -1.303 billion yen for the fiscal year ending March 2026, and 2.132 billion yen for the fiscal year ending March 2027, representing a year-over-year decrease of 1.218 billion yen and increase of 3.436 billion yen, respectively. For the fiscal year ending March 2026, because a major capital expenditure is expected in order to maintain and renew air conditioning in data centers and for other reasons, free cash flow in that fiscal year is expected to significantly decrease. For the fiscal year ending March 2027, free cash flow in that fiscal year is expected to significantly increase due to a year-over-year reduction in capital expenditure and for other reasons. As the Business Plan is not prepared on the assumption of the implementation of the Tender Offer, the synergistic effect expected to be achieved by the Tender Offer is not reflected in the Business Plan.

(Note) The analysis of Mitsubishi UFJ Morgan Stanley Securities including the Target Company Shares value analysis was provided solely for the purpose of reference for deliberations of the Target Company’s board of directors and was addressed solely to the Target Company’s board of directors with respect to consideration of its opinion regarding the Tender Offer for the Target Company Shares by the Offeror. This analysis does not constitute either a financial opinion of or a recommendation by Mitsubishi UFJ Morgan Stanley Securities or any of its affiliates, and does not express any opinion or make any recommendations to the shareholders of the Target Company or the Offeror concerning any actions by their respective shareholders, or any voting rights exercised by any shareholder in relation to the Tender Offer at a shareholders’ meeting, or any other action in connection with the Tender Offer.

In evaluating the equity value of the Target Company Shares, Mitsubishi UFJ Morgan Stanley Securities adopted, without any change, the information provided from the Target Company, information that has already been disclosed, and other relevant materials, and, assuming that all of such information and materials are accurate and complete, has not independently verified the accuracy or completeness of such information and materials. In addition, Mitsubishi UFJ Morgan Stanley Securities assumes that the information related to the financial forecasts of the Target Company have been reasonably prepared by the Target Company based on best forecasts and judgments available to them as of October 1, 2025 (the “Reference Date”).

Mitsubishi UFJ Morgan Stanley Securities has assumed that it is possible to receive all the necessary governmental, regulatory or other approvals and consents required for the Transaction, and in connection with such approvals and consents, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the Transaction. Mitsubishi UFJ Morgan Stanley Securities is not legal, accounting or tax advisors. Mitsubishi UFJ Morgan Stanley Securities is a financial advisor only and have relied upon, without independent verification, the assessment of the Target Company and its legal advisors with respect to legal, accounting or tax matters.

With respect to the assets and liabilities (including off-balance-sheet assets and liabilities, and other contingent liabilities) of the Target Company and its affiliated companies, Mitsubishi UFJ Morgan Stanley Securities has not independently evaluated or assessed these assets or liabilities, or ordered any appraisal or assessment from a third party institution.

The evaluation by Mitsubishi UFJ Morgan Stanley Securities reflects the afore mentioned information up to the Reference Date, and is based on the financial and market factors, among other things, as well as the information obtained by Mitsubishi UFJ Morgan Stanley Securities as of the Reference Date. Events occurring after the Reference Date may have an impact on the analysis results from Mitsubishi UFJ Morgan Stanley Securities and on the assumptions used in preparing the Valuation Report, but Mitsubishi UFJ Morgan Stanley Securities assumes no responsibility for updating, correcting or reconfirming the Valuation Report or its analysis results. The preparation of the Valuation Report and the analysis result serving as the basis for the Valuation Report have gone through a complex process which cannot be adequately described by partial analysis or summary descriptions. The evaluation range listed in this report based on the specific analysis cannot be relied upon as an evaluation by Mitsubishi UFJ Morgan Stanley Securities of the actual value of the Target Company.

Mitsubishi UFJ Morgan Stanley Securities provides services as a financial advisor for the Target Company in connection with the Transaction, and plans to accept a fee as compensation for its services. A substantial portion of the fees collectable by Mitsubishi UFJ Morgan Stanley are contingent on the announcement and the completion of this Tender Offer.

③	Obtaining Advice from an Independent Legal Advisor of the Target Company

The Target Company has appointed Mori Hamada & Matsumoto as a legal advisor independent of the Offeror and the Target Company, and has been receiving legal advice from Mori Hamada & Matsumoto on the entire course of deliberations on the Transaction, including advice on the measures to be taken to ensure the fairness of the procedures in the Transaction.

In addition, Mori Hamada & Matsumoto is not a related party of the Offeror or the Target Company, and does not have any material interests in relation to the Transaction, including the Tender Offer.

④	Approval of All Disinterested Directors of the Target Company (Including Audit and Supervisory Committee Members)

By (a) taking into account the advice from a financial perspective received from Mitsubishi UFJ Morgan Stanley Securities and the Valuation Report obtained from Mitsubishi UFJ Morgan Stanley Securities and the legal advice received from Mori Hamada & Matsumoto and (b) respecting to the utmost extent the content of the Report submitted by the Special Committee, the Target Company conducted careful deliberations and considerations from the perspectives of the corporate value of the Target Company and the common interests of its shareholders.

As a result, at the board of directors meeting of the Target Company held on October 2, 2025, twelve (12) directors of the Target Company unanimously adopted a resolution to express an opinion in favor of the Tender Offer and to recommend that all shareholders of the Target Company tender their shares in the Tender Offer.

⑤	Measures to Ensure Opportunities for Other Purchasers to Make Competing Bids

While the statutory requirement of the tender offer period is 20 Business Days at minimum, the Offeror will set the Tender Offer Period as 30 Business Days. By setting a relatively long Tender Offer Period compared to the shortest tender offer period specified by laws and regulations, the Offeror intends to ensure that the shareholders of the Target Company have an opportunity to properly decide whether to tender their shares in the Tender Offer and to provides an opportunity for a competing takeover offeror (the “Competing Offerors”) to acquire the Target Company Shares as a counter-measure, and thereby ensuring the fairness of the Tender Offer.

The Offeror and the Target Company have not entered into any agreement that would restrict the Target Company from contacting the Competing Offerors, such as an agreement containing a transaction protection clause that would prohibit the Target Company from contacting a competing takeover offeror. In this way, together with the setting of the above Tender Offer Period, the Offeror has taken into consideration the fairness of the Tender Offer by ensuring opportunities for the competing acquisition of the shares.

⑥	Setting of the Minimum Number of Shares to be Tendered that Satisfies the Majority-of-Minority Condition

The Offeror has set a minimum number of shares to be purchased in the Tender Offer at 10,171,800 shares (ownership ratio: 66.67%). If the total number of the Tendered Shares falls below this minimum threshold, the Offeror will not purchase any of the Tendered Shares.

This minimum number of shares (10,171,800 shares) exceeds the majority of the shares held by shareholders of the Target Company who do not have any conflict of interest with the Tender Offeror—commonly referred to as the “majority of minority.” Specifically, this figure exceeds the majority of the voting rights (76,289 votes) corresponding to 7,628,900 shares (Ownership ratio: 50.00%), calculated based on the number of voting rights (152,576) associated with the total number of shares (15,257,622 shares) obtained by deducting the number of treasury shares (217,902 shares) held by the Target Company as of June 30, 2025, from its total issued shares (15,475,524 shares), as stated in the Target Company’s Q1 financial results.

Accordingly, the Offeror has set this minimum threshold to respect the intent of the minority shareholders of the Target Company, and will not proceed with the Tender Offer or the overall transaction unless a majority of the minority shareholders support it.

⑦	Measures to Ensure that Shareholders of the Target Company Have an Opportunity to Make an Appropriate Decision as to Whether to Tender Their Shares in the Tender Offer

As described in “(4) Policy Regarding Organizational Restructuring Following the Tender Offer (So-called Two-Step Acquisition),” the Offeror plans to, promptly after the completion of settlement of the Tender Offer, depending on the number of shares acquired through the successful completion of the Tender Offer, request that the Target Company convene the Extraordinary Shareholders’ Meeting including, as agenda items, a resolution to demand the sale of shares or to implement the Share Consolidation, and to amend the articles of incorporation to abolish the provision on the number of shares per unit, subject to the effectiveness of the Share Consolidation. In this regard, it has been clarified that no method will be adopted that would deprive the shareholders of the Target Company of appraisal rights (the right to demand share purchase or to petition for a determination of the purchase price).

Further, in the event of a demand for the sale of shares or the implementation of the Share Consolidation, it will be clarified that the cash to be delivered as consideration to the shareholders of the Target Company shall be calculated to equal the Tender Offer Price multiplied by the number of shares of the Target Company owned by each shareholder (excluding the Offeror and the Target Company). By these measures, the shareholders of the Target Company are ensured an opportunity to make an appropriate decision as to whether to tender their shares in the Tender Offer, and consideration has been given to prevent the creation of any coercive effect.

(4)	Policy for Organizational Restructuring after the Tender Offer (Matters relating to the “Two-Step Acquisition”)

As stated in “(1) Overview of the Tender Offer” since the Offeror will conduct the Tender Offer as part of a transaction to make the Target Company a wholly owned subsidiary of the Offeror, in the event that the Offeror is unable to obtain all of the Target Company Shares (except treasury shares owned by the Target Company) through the Tender Offer, then, after the successful completion of the Tender Offer, the Offeror intends to implement the Squeeze-out Procedures by taking the following actions.

①	Demand for the Sale of Shares

If the Offeror comes to own 90% or more of the total voting rights in the Target Company after successful completion of the Tender Offer and becomes a special controlling shareholder of the Target Company as stipulated in Article 179, paragraph 1 of the Companies Act, the Offeror intends, promptly following the settlement of the Tender Offer, to require all shareholders of the Target Company (excluding the Offeror and the Target Company) (the “Selling Shareholders”) to sell their Target Company Shares to the Offeror (the “Demand for the Sale of Shares”), pursuant to Part II, Chapter 2, Section 4-2 of the Companies Act.

A Demand for the Sale of Shares will provide that each of the Target Company Shares owned by each Selling Shareholder will be exchanged for cash consideration equal to the Tender Offer Price. In such an event, the Offeror will notify the Target Company of the Demand for the Sale of Shares, and seek the Target Company’s approval thereof. If the Target Company approves the Demand for the Sale of Shares by a resolution of the board of directors, then, in accordance with the procedures under applicable law, and without the consent of Selling Shareholders of the Target Company, on the date of acquisition stipulated by the Demand for the Sale of Shares, the Offeror will acquire all Target Company Shares held by Selling Shareholders of the Target Company. In this case, the Offeror intends to deliver to each Selling Shareholder an amount of cash consideration per share held by such shareholder equal to the Tender Offer Price.

According to the Target Company Press Release, if the Target Company receives a notice from the Offeror of its intention to issue a Demand for the Sale of Shares and of the matters stipulated in Article 179-2, paragraph 1 of the Companies Act, the Target Company intends to approve the Demand for the Sale of Shares by its board of directors.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Demand for the Sale of Shares relates, a Selling Shareholders will be able to file a petition with the court for a determination of the sale price for its Target Company Shares in accordance with Article 179-8 of the Companies Act and other applicable laws and regulations. In such a case, the sale price will be finally determined by the court.

②	Share Consolidation

If the Offeror comes to own less than 90% of the total voting rights in the Target Company after successful completion of the Tender Offer, promptly after the completion of the settlement of the Tender Offer, the Offeror intends to request that an extraordinary shareholders’ meeting of the Target Company be convened (the “Extraordinary Shareholders’ Meeting”) the agenda for which include among other things the following proposals: (i) the Share Consolidation in accordance with Article 180 of the Companies Act; and (ii) an amendment to the Target Company’s articles of incorporation to abolish the share unit number provisions, subject to the Share Consolidation taking effect. The Offeror intends to approve each of the above proposals at the Extraordinary Shareholders’ Meeting. According to the Target Company, as of today, in the event it receives the above-mentioned request, it intends to convene the Extraordinary Shareholders’ Meeting accordingly.

If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders’ Meeting, the shareholders of the Target Company will, on the effective date of the Share Consolidation, hold the number of Target Company Shares corresponding to the ratio of the Share Consolidation that is approved at the Extraordinary Shareholders’ Meeting. If, due to the Share Consolidation, a fraction less than one share emerges, shareholders of the Target Company will receive amounts of cash obtained by selling the Target Company Shares equivalent to the total number of such fractional shares (with such aggregate sum rounded down to the nearest whole number. Same as below) to the Offeror or the Target Company as per the procedures specified in Article 235 of the Companies Act and other applicable laws and regulations. Regarding the purchase price for the aggregate sum of such fractional shares in the Target Company, it is intended that the amount of cash received by each shareholder who did not tender its shares in the Tender Offer (excluding the Offeror and the Target Company) would be equal to the price obtained by multiplying the Tender Offer Price by the number of Target Company Shares owned by such shareholder. The Target Company will request permission from the court to authorize the purchase of such Target Company Shares on this basis.

Although the ratio of the Share Consolidation of the Target Company Shares has not been determined as of today, the Offeror intends to request that the Target Company decide that shareholders (excluding the Offeror and the Target Company) who did not tender in the Tender Offer would have their shares classified as fractional shares in order for the Offeror to become the sole owner of all of the Target Company Shares (excluding treasury shares held by the Target Company). According to the Target Company Press Release, if the Tender Offer is successfully completed, the Target Company intends to accept these requests from the Offeror.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Share Consolidation relates, if there are fractional shares as a result of the Share Consolidation, shareholders of the Target Company (excluding the Offeror and the Target Company) may request that the Target Company purchase all such fractional shares that they hold at a fair price, and such shareholders may file petitions with the court to determine the price of the Target Company Shares in accordance with Articles 182-4 and 182-5 of the Companies Act, and other applicable laws and regulations. As stated above, all shareholders of the Target Company who do not tender their Target Company Shares in the Tender Offer (excluding the Offeror and the Target Company) will hold fractional shares; accordingly, any shareholders of the Target Company (excluding the Offeror and the Target Company) who object to the Share Consolidation will be able to file the above petition. In the event that above petition is filed, the acquisition price of the Target Company Shares will be finally determined by the court.

With respect to the procedures described in ① and ② above, depending on amendments to or enforcement of applicable laws and regulations, or interpretations thereof by the relevant authorities, there may be changes to the method or timing of implementation. However, even in such cases, a method will be adopted whereby cash is ultimately delivered to the shareholders of the Target Company (excluding the Offeror and the Target Company) who did not tender their shares in the Tender Offer. The amount of cash to be delivered to each such shareholder will be calculated to equal the Tender Offer Price multiplied by the number of shares of the Target Company held by such shareholder.

With respect to the restricted stock (24,000 shares) granted to directors of the Target Company (the “Restricted Shares”), the relevant allotment agreements provide that, during the restriction period, if matters relating to a share consolidation (but only in cases where, as a result of such share consolidation, all of the Restricted Shares held by the grantee would be reduced to a fractional share of less than one share) are approved at a general meeting of shareholders of the Target Company, or if matters relating to a demand for the sale of shares as provided in Article 179, Paragraph 2 of the Companies Act are approved at a meeting of the board of directors of the Target Company (provided, however, that this is limited to cases where the effective date of such share consolidation or the acquisition date as provided in Article 179-2, Paragraph 1, Item 5 of the Companies Act (the “Squeeze-Out Effective Date”) falls prior to the expiration of the restriction period), then, pursuant to a resolution of the board of directors of the Target Company, all of the restrictions on transfer of the Restricted Shares will be lifted as of immediately prior to the close of business on the business day immediately preceding the Squeeze-Out Effective Date. Accordingly, it is expected that all of the Restricted Shares will be subject to the demand for the sale of shares and the share consolidation, as the restrictions on transfer will be lifted as of immediately prior to the close of business on the business day immediately preceding the Squeeze-Out Effective Date.

As for the specific procedures and timing of implementation in each of the foregoing cases, the Offeror, after consultation with the Target Company, plans to promptly make a public announcement once such matters have been determined. The Tender Offer does not in any way constitute a solicitation of approval of the shareholders of the Target Company at the Extraordinary Shareholders’ Meeting. In addition, with respect to the tax treatment of participation in the Offeror of the procedures described above, shareholders of the Target Company are requested to confirm the details with their own tax advisors or other professionals, at their own responsibility.

(5)	Delisting Plans and the Reasons for Such Delisting

The Target Company Shares are currently listed on the Prime Market of the Tokyo Stock Exchange. However, since the Offeror has not set a maximum limit on the number of shares to be purchased in the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange, depending on the results of the Tender Offer. Additionally, even in the event that the delisting criteria are not met upon completion of the Tender Offer, if the Squeeze-Out Procedures stated in “(4) Policy for Organizational Restructuring after the Tender Offer (Matters relating to the “Two-Step Acquisition”)” have been executed, the delisting criteria of the Tokyo Stock Exchange is met and the Target Company Shares will be delisted through the prescribed procedures. After delisting, the Target Company Shares will no longer be traded on the Prime Market of the Tokyo Stock Exchange.

(6)	Material Agreements relating to the Tender Offer

As stated in “(1) Overview of the Tender Offer” above, in connection with this Tender Offer, the Offeror entered the Tender Offer Agreements with each of the Prospective Tendering Shareholders on October 2, 2025. Under the Tender Offer Agreements, each Prospective Tendering Shareholder has agreed to tender all of the Target Company Shares they own (total number of shares owned: 795,777 shares; ownership ratio: 5.22%), provided, however, that the shares pledged by Ms. Tamano shall be tendered only if the pledge is released during the Tender Offer Period.

Furthermore, under the Tender Offer Agreements, (i)the Prospective Tendering Shareholders shall not engage in any transaction or conduct that competes with, conflicts with, or may potentially conflict with the Tender Offer (the “Competing Transactions”), and shall not make proposals, engage in contact, solicitations, provide information, discuss, or enter into agreements regarding any Competing Transactions, and (ii)if the Prospective Tendering Shareholders receive any proposal, contact, or solicitation regarding the Competing Transaction from any party other than the Offeror, they shall promptly notify the Offeror and engage in good faith discussions with the Offeror regarding how to respond. Additionally, if a shareholders’ meeting of the Target Company is held with a record date for the exercise of rights falling prior to the commencement date of settlement for the Tender Offer, the Prospective Tendering Shareholders have agreed to either (i) grant a comprehensive proxy to the Offeror or a person designated by the Offeror for the exercise of voting and other rights associated with the Target Company Shares they own, or (ii) exercise such rights in accordance with the instructions of the Offeror. Moreover, the Prospective Tendering Shareholders have made representations and warranties regarding, among other things, (i) authority and capacity, (ii) enforceability, (iii) absence of conflict with laws and regulations, (iv) acquisition of necessary approvals and permits, (v) valid ownership of the Target Company Shares, (vi) absence of insolvency proceedings, and (vii) absence of any relationship with antisocial forces.

Other than the Tender Offer Agreements, there is no agreement between the Offeror and the Prospective Tendering Shareholders regarding the Tender Offer, and no consideration will be provided by the Offeror to the prospective tendering shareholders in connection with the Tender Offer, other than the monetary proceeds to be received through participation in the Tender Offer.

2.	Overview of the Tender Offer

(1) Overview of the Target Company

1)	Name	I-NET Corp.

2)	Address	1-2 Minato Mirai 5-chome, Nishi-ku, Yokohama-shi

3)	Title and Name of Representative	Representative Director and Executive President: Tomomichi Saeki

4)	Business Description	Information Processing Services, System Development Services, System Equipment Sales

5)	Capital	JPY 3,203,992 thousand (as of March 31, 2025)

6)	Date of Establishment	April 22, 1971

7)	Major Shareholders and Shareholding Ratios (as of March 31, 2025)	Japan Master Trust Bank, Ltd. (Trust Account)	9.51%
		I-NET Employee Stock Ownership	7.91%
		Custody Bank of Japan, Ltd. (Trust Account)	5.57%
		Systena Corporation	5.02%
		The Bank of Yokohama, Ltd.	4.64%
		Reiko Tamano	3.14%
		Masato Ikeda	2.77%
		Yasuhiro Kitagawa	2.48%
		N and I Co., Ltd.	2.08%
		The Inet Foundation	1.97%

8)	Relationship between the Listed Company and the Target Company

	Capital ties	N/A

	Personnel relations	N/A

	Business relations	The Target Company has transactions with ORIX Bank Corporation, a consolidated subsidiary of ORIX Corporation, as well as with ORIX Rentec Corporation, concerning system development services.

	Related Party Status	N/A

(Note)

“Major Shareholders and Shareholding Ratio (as of March 31, 2025)” is based on the “Status of Major Shareholders” stated in the 54th Annual Securities Report submitted by the Target Company on August 25, 2025.

(2) Schedule

① Date

Date of Decision to Implement the Tender Offer	Thursday, October 2, 2025

Date of Public Notice of Commencement of the Tender Offer	Friday, October 3, 2025 Electronic public notice will be made and a notice to that effect will be published in the Nikkei. (Electronic Public Notice URL: https://disclosure2.edinet-fsa.go.jp/)

Date of Filing of the Tender Offer Registration Statement	Friday, October 3, 2025

② Tender Offer Period at the time of filing

From Friday, October 3, 2025 to Monday, November 17, 2025 (30 business days)

③ Possibility of Extension at the Target Company’s Request

N/A

(3) Tender Offer Price

Common share: JPY 2,530 per share

(4) Basis of Calculation of Tender Offer Price

①	Basis of calculation

In determining the Tender Offer Price, the Offeror and ORIX conducted a multifaceted and comprehensive analysis of the business and financial condition of the Target Company, based on materials such as the financial statements disclosed by the Target Company and the results of the due diligence conducted on the Target Company from end June 2025 to late August 2025. In addition, given that the Target Company Shares are traded on a financial instruments exchange, the Offeror and ORIX also considered factors such as the market price trends of the Target Company Shares, the likelihood of the Target Company’s board of directors expressing its opinion in support of the Tender Offer, and the expected level of shareholder acceptance. Following discussions and negotiations with the Target Company, the Offeror and ORIX have determined on October 1, 2025, that the Tender Offer Price will be JPY 2,530 per share.

The Offeror and ORIX have not obtained a valuation report from a third-party valuation institution, as the Tender Offer Price was determined through discussions and negotiations with the Target Company, taking into account the above factors in a comprehensive manner.

The Tender Offer Price of JPY 2,530 represents a premium of 53.52% on JPY 1,648, the closing price of the Target Company Shares on the Prime Market of the Tokyo Stock Exchange on October 1, 2025, the business day immediately preceding the date of the public announcement of the Tender Offer; 45.32% on JPY 1,741, the simple average closing price for the past one month; 38.25% on JPY 1,830, the simple average closing price for the past three months; and 37.65% on JPY 1,838, the simple average closing price for the past six months, in each case up to and including October 1, 2025.

②	Background of Calculation

(Process Leading to the Determination of the Tender Offer Price)

Please refer to “① Background, Purpose, and Decision-Making Process Leading to the Conduct of the Tender Offer” of “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” of “1. Purpose of the Purchase etc.” above.

(5) Number of Shares to be Purchased

Number of shares to be purchased	Minimum Number of Shares to be purchased	Maximum number of shares to be purchased
15,257,622 shares	10,171,800 shares	N/A

(Note 1)

If the total number of the Tendered Shares is less than the minimum number of shares to be purchased (10,171,800 shares), then the Offeror will not purchase any of the Tendered Shares. If the total number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (10,171,800 shares), the Offeror will purchase all of the Tendered Shares.

(Note 2)

Since the Offeror has not set a maximum number of shares to be purchased in the Tender Offer, the above number of shares to be purchased (15,257,622 shares) is calculated by subtracting the number of treasury shares (217,902 shares) held by the Target Company from the total number of issued shares of the Target Company (15,475,524 shares) as stated in the Target Company’s Financial Results for the First Quarter, which is the maximum number of Target Company Shares to be acquired by the Offeror.

(Note 3)

The Tender Offer also applies to fractional units of shares. If the right to request a sale of fractional shares is utilized pursuant to the Companies Act, the Target Company may purchase such fractional shares during the Tender Offer Period in accordance with applicable legal procedures.

(Note 4)	There is no plan to acquire the treasury shares of the Target Company through the Tender Offer.

(6) Change in Ownership Ratio of Share Certificates as a Result of the Tender Offer

Number of voting rights pertaining to Shares, Etc. held by the Offeror before the Tender Offer	—	(Ownership ratio before the Tender Offer: —%)
Number of voting rights pertaining to Shares, Etc. held by Specially Related Parties before the Tender Offer	—	(Ownership ratio before the Tender Offer: —%)
Number of voting rights pertaining to Shares, Etc. held by the Offeror after the Tender Offer	152,576	(Ownership ratio after the Tender Offer: 100.00%)
Number of voting rights pertaining to Shares, Etc. held by Specially Related Parties after the Tender Offer	—	(Ownership ratio after the Tender Offer: —%)
Total number of voting rights of all shareholders, of the Target Company	151,766

(Note 1)

The “Number of voting rights pertaining to Shares Etc. held by Specially Related Parties before the Tender Offer” represents the total number of voting rights pertaining to the Shares held by each Specially Related Party.

(Note 2)

The “Number of voting rights pertaining to Shares held by the Offeror after the Tender Offer” refers to the number of voting rights corresponding to the number of shares planned to be purchased in this Tender Offer (15,257,622 shares).

(Note 3)

The “Total number of voting rights of all shareholders of the Target Company” is based on the number of voting rights as of March 31, 2025, as stated in the Target Company Annual Securities Report. However, since the Tender Offer also includes shares less than one unit, the “Ownership ratio before the Tender Offer” and the “Ownership ratio after the Tender Offer” are calculated using 152,576 voting rights, which corresponds to the number of shares (15,257,622 shares) obtained by deducting the number of treasury shares held by the Target Company (217,902 shares), from the total number of issued shares as of the same date (15,475,524 shares), as stated in the Target Company’s Q1 Financial Results.

(Note 4)	The “Ownership ratio before the Tender Offer” and the “Ownership ratio after the Tender Offer” are rounded to the nearest second decimal place.

(7) Purchase price JPY 38,601,783,660

(Note)	The “Purchase Price” is calculated by multiplying the Tender Offer Price (JPY 2,530) by the planned number of shares to be Purchased (15,257,622 shares).

(8) Method of settlement

① Name and address of head office of the financial services provider, bank, etc., in charge of settlement of purchase, etc.

SBI SECURITIES Co.,Ltd. 6-1 Roppongi 1-chome, Minato-ku, Tokyo

② Settlement start date

Tuesday, November 25, 2025

③ Method of Settlement

A written notice regarding the purchase under the Tender Offer will be mailed to the address of the Tendering Shareholders (or the Standing Proxies in the case of the Foreign Shareholders) without delay after the expiration of the Tender Offer Period.

The purchase will be settled in cash. The tender offer agent will, in accordance with the instructions given by the Tendering Shareholders (or the Standing Proxies in the case of the Foreign Shareholders) and without delay on or after the commencement date of settlement, remit the purchase price with regard to the shares purchased to the address designated by the Tendering Shareholders (or the Standing Proxies in the case of the Foreign Shareholders) ,or pay it into the Tendering Shareholders’ Accounts held with the tender offer agent.

④ Method of return of share

If the Offeror decides not to purchase all of the Tendered Shares based on the conditions stated in “(i) Details regarding the existence and content of the conditions set forth in the items of paragraph (4) of Article 27-13 of the Act” and “(ii) Details regarding the existence and content of conditions for withdrawal of the Tender Offer, and disclosure method of withdrawal” under “(9) Other Conditions and Methods” below, the tender offer agent will return the shares that are required to be returned, by reverting records of the Tendering Shareholders’ Accounts with the tender offer agent to their state immediately prior to the tendering (the “state immediately prior to the tendering” means the state where execution of the tendering orders has been cancelled) on the next Business Day after the last day of the Tender Offer Period (or the day of withdrawal in the case of withdrawal of the Tender Offer). If the Tendered Shares are to be transferred to the account of the Tendering Shareholder that has been established with another financial instruments business operator, etc., please provide instructions to that effect.

(9) Other Conditions and Methods

① Details regarding the existence and content of the conditions set forth in the items of paragraph (4) of Article 27-13 of the Act

If the total number of Tendered Shares is less than the minimum number of shares to be purchased (10,171,800 shares), then none of the Tendered Shares will be purchased. If the total number of Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (10,171,800 shares), then all of the Tendered Shares will be purchased.

② Details regarding the existence and content of conditions for withdrawal of the Tender Offer, and disclosure method of withdrawal

If any of the circumstances set forth in Article 14, paragraph (1), item (i), sub-items (a) through (j) and (m) through (t); item (iii), sub-items (a) through (h) and (j), item (iv) ; and paragraph (2), items (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Act No. 321 of 1965, as amended) (the “Order”) arises, the Offeror may withdraw the Tender Offer.

“Facts equivalent to those set forth in sub-item (a) to sub-item (i)” set forth in sub-item (j) of item (iii) of paragraph (1) of Article 14 of the Order means the cases (i) where it has become clear that the legal disclosure documents submitted by the Target Company in the past included a false statement regarding an important matter or omitted a statement regarding an important matter that should have been stated therein, and (ii) where any of the facts set forth in sub-item (a) through (g) of that item arises with respect to any of the Target Company’s important subsidiaries.

As stated in “(2) Applicable Laws and Regulations” under “6. Approvals, etc. Required for the Acquisition of Share Certificates, etc.” above, if, by the day prior to the expiration of the Tender Offer Period (including any extension thereof), (i) the waiting period and the prohibition period for acquisition under Article 10, Paragraph 2 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (As amended, “Antimonopoly Act”) have not expired, (ii) a prior notice of a cease and desist order has been issued, or (iii) the Offeror has been subject to a petition for an emergency suspension order by the court on the grounds that it is suspected of engaging in conduct in violation of Article 10, Paragraph 1 of the Antimonopoly Act, then such circumstances shall be deemed as a failure to obtain the “approval, etc.” as set forth in Article 14, Paragraph 1, Item (4) of the Order of the Antimonopoly Act, and the Tender Offer may be withdrawn or otherwise terminated.

If the Offeror intends to withdraw the Tender Offer, it will give public notice electronically and will post notice thereof in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will announce such withdrawal by the method set forth in Article 20 of the Cabinet Office Ordinance on Disclosure of Tender Offers for Share Certificates by Persons Other Than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Ordinance”) and will give public notice immediately thereafter.

③ Details regarding the existence and content of conditions for lowering the purchase price, and disclosure method thereof

Pursuant to Article 27-6, paragraph (1), item (i) of the Act, if the Target Company conducts an act falling under any of those acts set forth in Article 13, paragraph (1) of the Order during the Tender Offer Period, the Offeror may lower the purchase price in accordance with the standards set forth in Article 19, paragraph (1) of the Ordinance.

If the Offeror intends to lower the purchase price, it will give public notice electronically and will post notice thereof in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will announce such lowering by the method set forth in Article 20 of the Ordinance and will give public notice immediately thereafter.

Where the purchase price is lowered, the Tendered Shares tendered prior to the day on which such public notice is made will be purchased at the lowered purchase price.

④ Matters regarding the right of the tendering shareholders to cancel contracts

A tendering shareholder may cancel any contract in connection with the Tender Offer at any time during the Tender Offer Period. To cancel an agreement, please either (i) enter the required information on the Tender Offer Agent’s website (https://www.sbisec.co.jp), or (ii) contact the Tender Offer Agent’s Customer Service Center (toll-free at 0800-222-2999) no later than 3:30 p.m. on the final day of the Tender Offer Period to complete the cancellation procedure.

In addition, if you applied for the Tender Offer through an over-the-counter application desk (face-to-face trading account) and wish to cancel the agreement, you must submit or send a written notice of cancellation (the “Cancellation Notice”) with the Application Receipt of Tender Offer (if issued) attached, to the head office or branch office of the entity designated below, or to the branches of SBI Money Plaza Co., Ltd. where the person in charge of the designated entity is stationed, no later than 9:00 a.m. on the final day of the Tender Offer Period. Provided, however, that in the case of submission by mail, the Cancellation Notice must arrive at the over-the-counter application desk by 9:00 a.m. on the final day of the Tender Offer Period.

Person/entity who has the authority to receive Written Cancellations

SBI SECURITIES Co.,Ltd. 6-1, Roppongi 1-chome, MInato-ku, Tokyo (other domestic branches of SBI SECURITIES Co.,Ltd. )

The Offeror will not request that the Tendering Shareholders pay damages or penalties in connection with their cancellation of contracts. The expenses required for returning the Tendered Shares will be borne by the Offeror. In the event of a request for cancellation, the Tendered Shares, etc. will be returned promptly after the completion of the procedures for such request for cancellation in the manner described in “(iv) Method of return of shares” of “(8) Method of Settlement”, above.

⑤ Disclosure method in the case of changes to the purchase conditions

Other than the cases where it is prohibited by Article 27-6, paragraph (1) of the Act and Article 13, paragraph (2) of the Order, the Offeror may change the purchase conditions during the Tender Offer Period.

If the Offeror intends to change the purchase conditions, it will give public notice regarding the details of the changes electronically and will post notice thereof in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will announce such changes by the method set forth in Article 20 of the Ordinance and will give public notice immediately thereafter.

Where any changes are made to the purchase conditions, the Tendered Shares prior to the day on which such public notice is made will be purchased based on the changed purchased conditions.

⑥ Disclosure method where an amended statement is submitted

Where the Offeror submits an amended statement to the Director General of the Kanto Local Finance Bureau (except for the case set forth in the proviso clause of paragraph (11) of Article 27-8 of the Act), it will immediately announce the information stated in the amended statement that was stated in the public notice of commencement of the Tender Offer by the method set forth in Article 20 of the Ordinance. In addition, the Offeror will immediately amend the Tender Offer Explanatory Statement; and for the Tendering Shareholders to whom the Tender Offer Explanatory Statement has already been delivered, it will make such amendment by delivering the amended Tender Offer Explanatory Statement to them. However, if the scope of the amendment is limited, the Offeror will make such amendment by preparing a document stating the reasons for the amendment, the amended matters, and the content after amendment and by delivering such document to the Tendering Shareholders.

⑦ Disclosure method of the results of the Tender Offer

The Offeror will announce the results of the Tender Offer by the method set forth in Article 9-4 of the Order and Article 30-2 of the Ordinance on the day following the last day of the Tender Offer Period.

(10) Date of Public Notice of Commencement of Tender Offer

Friday, October 3, 2025

(11) Tender Offer Agent

SBI SECURITIES Co.,Ltd. 6-1 Roppongi 1-chome, Minato-ku, Tokyo

3.	Post- Tender Offer Policy and Future Prospects

For details regarding the policy after the Tender Offer, please refer to “(2) Background, Purpose, and Decision-Making Process Leading to conduct the Tender Offer, and Management Policy Following the Tender Offer,” “(4) Policy for Organizational Restructuring after the Tender Offer (Matters relating to the “Two-Step Acquisition”)” and “(5) Delisting Plans and the Reasons for Such Delisting” of “1. Purpose of the Tender Offer” above.

4.	Other Matters

(1) Existence and Details of Any Agreements Between the Offeror and the Target Company or its Officers

According to the Target Company Press Release, the Target Company resolved at its board of directors meeting held today to express its opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer.

For further details, please refer to the Target Company Press Release and “④ Approval of All Disinterested Directors of the Target Company (Including Audit and Supervisory Committee Members)” of “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest” of “1. Purpose of the Tender Offer” above.

(2) Other information deemed necessary for investors to decide whether to tender their shares for the Tender Offer

①	Announcement of the Target Company’s Financial Results for the First Quarter

The Target Company announced “Consolidated Financial Results for the Three Months Ended July 31, 2026 (Based on Japanese GAAP)”. The summary of the Target Company’s Financial Results for the First Quarter based on the announcement is as follows. The content of the announcement has not been subject to a quarterly review by an auditor pursuant to Article 193-2, Paragraph 1 of the Act. The following summary is an excerpt from the contents announced by the Target Company; for further details, please refer to the full text of the announcement.

(i) Status of profits and losses (Consolidated)

Accounting Period	The first cumulative quarterly consolidated accounting period Ending March 31, 2026
Net Sales	JPY 9,818,479 thousand
Cost of Sales	JPY 7,749,661 thousand
Selling, General and Administrative Expenses	JPY 1,601,241 thousand
Non-Operating Income	JPY 44,930 thousand
Non-Operating Expenses	JPY 65,930 thousand
Net Income for the Quater	JPY 222,565 thousand

(ii) Status per share (consolidated)

Accounting Period	The first cumulative quarterly consolidated accounting period Ending March 31, 2026
Quarterly net income per share	JPY 14.59
Dividend per share	—JPY

②	Announcement concerning the revision of the dividend forecast (No dividend) for the fiscal year ending March 2026

At a meeting of its Board of Directors held today, the Target Company resolved to revise its dividend forecast for the fiscal year ending March 2026 announced on May 9, 2025, not to pay year-end dividends for the fiscal year ending March 2026 and to abolish the shareholder benefit program starting from the fiscal year ending March 2026, subject to the completion of the Tender Offer. For details, please refer to the relevant announcement.

Regulations on Solicitation

This press release has been prepared for the purpose of informing the public of the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell, or making an offer to purchase, any securities. If shareholders wish to make an offer to sell their shares in the Tender Offer, they should first read the Tender Offer Explanation Statement for the Tender Offer and offer their shares or stock options for sale at their own discretion. This press release shall neither be, nor constitute a part of, an offer to sell or purchase, or a solicitation of an offer to sell or purchase, any securities, and neither this press release (or a part thereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, and this press release may not be relied on at the time of entering into any such agreement.

Future Prospects

This press release, including the descriptions regarding the future business of the Offeror and other companies, may contain expressions for the future prospects such as “anticipate,” “expect,” “intend,” “plan,” “believe” and “assume,” and other similar expressions. These expressions are based on the Offeror’s current expectations as to the businesses, and may change depending on the future circumstances. Regarding the information herein, the Offeror undertakes no obligation to change the expressions for the future prospects into those for the actual events by reflecting the actual business performance, various circumstances and changes in conditions, etc. These expressions refer to, and this press release includes, statements that fall under “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Due to the known and unknown risks and uncertainties, the actual results might differ significantly from the statements that are implicitly or explicitly forward-looking. The Offeror and its affiliates do not guarantee for such implicit and explicit forward-looking statements to materialize. The “forward-looking statements” in this press release were prepared based on the information obtained by the Offeror as of the date hereof, unless required by law, the Offeror and its affiliates are not obligated to amend or revise such forward-looking statements to reflect future matters and situation.

US Regulations

Although the Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed under Japanese law, those procedures and standards may differ from the procedures and information disclosure standards in the United States. In particular, Sections 13(e) and 14(d) of the U.S. Exchange Act, and the rules prescribed thereunder, do not apply to the Tender Offer, and therefore the Tender Offer does not conform to those procedures and standards. In addition, the financial information contained in this press release was prepared based on Japanese accounting standards and not based on U.S. accounting standards, and thus may not necessarily be comparable to the content of any financial information prepared based on U.S. accounting standards. It may be difficult to enforce any right or claim arising under U.S. federal securities laws because, among other reasons, the Offeror and the Target Company are incorporated outside the United States and some or all of their directors are non-U.S. residents. Shareholders may not be able to sue a company outside the United States and its directors in a non-U.S. court for violations of U.S. securities laws. Furthermore, there is no guarantee that shareholders will be able to compel a company outside the United States or its subsidiaries and affiliates to subject themselves to the jurisdiction of a U.S. court.

Unless otherwise specified, all procedures relating to the Tender Offer shall be conducted entirely in Japanese. While some or all of the documentation relating to the Tender Offer will be prepared in English, if there is any inconsistency between the English documentation and the Japanese documentation, the Japanese documentation will prevail.

The Offeror, the financial advisors to the Offeror, and the Tender Offer Agent (including their respective affiliates) may purchase the Target Shares by means other than the Tender Offer to the extent permitted by Rule 14e-5(b) of the U.S. Exchange Act, applicable laws and regulations in Japan, and other applicable laws and regulations. Such purchases may be made at the market price through market transactions, or at a price determined by negotiation outside of the market.

Other Countries

In certain countries or regions, the announcement, issue or distribution of this press release may be restricted by laws or regulations. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute any solicitation of an offer to sell or offer to purchase shares in relation to the Tender Offer, and shall be considered as a mere distribution of informative materials.

This press release is not for release, publication or distribution, in whole or in part in, into or from any jurisdiction where doing so would constitute a violation of the relevant laws or regulations of that jurisdiction.